FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities, Inc.	**0000946812**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 29, 2004, Series 2004-HE3	**333-91334**

Name of Person Filing the Document
(If Other than the Registrant)

04021762

MAR 31

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES, INC.

By: Joseph T. Jurkowski, Jr.
Name: Joseph T. Jurkowski, Jr.
Title: Vice President

Dated: March 29, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

New Issue Computational Materials

$481,500,000 (Approximate)

Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE3

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

February 23, 2004

BEAR STEARNS

ATLANTA • BOSTON • CHICAGO
DALLAS • LOS ANGELES • NEW YORK • SAN FRANCISCO
FRANKFURT • GENEVA • HONG KONG
LONDON • PARIS • TOKYO

BEAR, STEARNS & CO. INC.

383 Madison Avenue
New York, N.Y. 10179
(212) 272-2000; (212) 272-7294 fax

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES, AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information," please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results which may differ substantially from those reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be as assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (economic prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets, and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested as assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models for performance analysis, which are likely to produce different results, and any further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or illiquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax, or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

$481,500,000 (Approximate)
Bear Stearns Asset Backed Securities, Inc.
Asset-Backed Certificates, Series 2004-HE3

Bear Stearns Asset Backed Securities, Inc.
Depositor

EMC Mortgage Corporation
Mortgage Loan Seller and Master Servicer

TRANSACTION HIGHLIGHTS

Characteristics of the Certificates (1), (2), (3), (4), (5), (6)

Classes	Sizes	Coupon	Avg Life To Call (years)	Principal Lockout (months)	Principal Window (months)	Final Sch. Distribution Date	Ratings
Class I-A-1	$239,915,000	Floating	[1.50]	0	54	[09/25/08]	Aaa / AAA
Class I-A-2	35,726,000	Floating	[5.63]	53	20	[04/25/34]	Aaa / AAA
Class II-A	115,609,000	Floating	[2.15]	0	73	[04/25/34]	Aaa / AAA
Class M-1	33,000,000	Floating	[4.53]	42	31	[04/25/34]	Aa2 / AA
Class M-2	27,750,000	Floating	[4.36]	38	35	[04/25/34]	A2 / A
Class M-3	7,250,000	Floating	[4.30]	38	35	[04/25/34]	A3 / A-
Class M-4	8,000,000	Floating	[4.28]	37	36	[04/25/34]	Baa1 / BBB+
Class M-5	7,500,000	Floating	[4.27]	37	36	[04/25/34]	Baa2 / BBB
Class M-6	6,750,000	Floating	[4.24]	36	37	[04/25/34]	Baa3 / BBB-
Class M-7	11,500,000	Floating	[4.25]	Not	offered	hereby	Ba2 / BB

Notes:

(1) The Certificate sizes are approximate and subject to a variance of +/- 10%.
(2) Certificates are priced to the 10% optional clean-up call.
(3) Based on the pricing prepayment speed described herein.
(4) The Class A and Class M Certificates are subject to a Net WAC Rate Cap.
(5) The coupon for each class of Certificates is equal to the lesser of (a) One-month LIBOR plus the related margin and (b) the related Net WAC Rate Cap.
(6) After the Optional Termination Date, the margins on each of the Class I-A-2 and Class II-A Certificates will increase to 2.0 times their related initial margins and the margins on the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates will increase to 1.5 times their related initial margins.

Depositor:	Bear Stearns Asset Backed Securities, Inc.
Originators:	Encore Credit Corporation (56%); People's Choice Home Loans, Inc. (20%); Aegis Mortgage Corp. (14%), and 4 others. For more information on the largest originators please see Exhibit I.
Master Servicer and Mortgage Loan Seller:	EMC Mortgage Corporation.
Trustee:	LaSalle Bank National Association.
Custodian:	Wells Fargo Bank Minnesota, National Association.
Underwriter:	Bear, Stearns & Co. Inc.
Co-Manager	Banc of America Securities LLC
Offered Certificates:	Approximately $391,250,000 senior floating-rate Certificates ("the Class A Certificates") and approximately $90,250,000 mezzanine floating-rate Certificates ("the Class M Certificates"; and together with the Class A Certificates, the "Offered Certificates"). The Class A Certificates and the Class M Certificates are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Class M-7, Class CE Certificates, Class P Certificates and Class R Certificates will not be publicly offered.
Collateral:	As of the Cut-Off Date, the Mortgage Loans consisted of approximately 2,923 fixed- and adjustable-rate, first and second lien, closed-end subprime mortgage loans totaling approximately $507,845,670.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 1,862 conforming and non-conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $357 million.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 1,061 agency conforming balance, fixed-rate and adjustable-rate, first and second-lien mortgage loans totaling approximately $150 million.
Expected Pricing Date:	On or about February [23], 2004.
Closing Date:	On or about March [30], 2004.
Cut-off Date:	The close of business on March 1, 2004.
Distribution Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in April 2004.
Record Date:	The business day immediately preceding each Distribution Date.
Delay Days:	0 (zero) days on all Offered Certificates.

Determination Date:	The Determination Date with respect to any Distribution Date will be the 15th day of the calendar month in which such Distribution Date occurs or, if such day is not a business day, the business day immediately preceding such 15th day.
Interest Accrual Period:	For any Distribution Date with respect to the Offered Certificates, is the period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding such Distribution Date. All distributions of interest on the offered certificates will be based on a 360-day year and the actual number of days in the applicable Interest Accrual Period. The Offered Certificates will initially settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Distribution Date is the period commencing on the 16th day of the month prior to the month in which the related distribution date occurs and ending on the 15th day of the month in which such distribution date occurs.
ERISA Considerations:	It is expected that the Offered Certificates will be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such certificates.
Legal Investment:	It is not anticipated that any of the Offered Certificates will constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 (SMMEA).
Tax Matters:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Termination:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the trust) when the principal balance of the Mortgage Loans remaining in the trust, as of the last day of the related Due Period, has been reduced to less than 10% of the principal balance of the Mortgage Loans as of the Cut-off Date. Such a purchase will result in the early retirement of all the certificates. In such case, the Class A and the Class M Certificates will be redeemed at par plus accrued interest.
Administrative Fees:	The sum of the "Servicing Fee" calculated at the "Servicing Fee Rate" of 0.500% per annum and the "Trustee Fee". Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.

Servicing Advances: The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest: The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.

Step-up Coupon: If the Optional Termination is not exercised, on the first Distribution Date following the Distribution Date on which it could have been exercised, the margin on each of the Class I-A-2 Certificates and Class II-A Certificates will increase to 2.0 times their related initial margins and the margins on each of the Class M Certificates will increase to 1.5 times their related initial margins.

Prepayment Assumption: *Fixed Rate Mortgage Loans:* 4% CPR growing to 25% CPR over 12 months, and 25% CPR thereafter.
Adjustable Rate Mortgage Loans: 4% CPR growing to 35% CPR over 12 months, and 35% CPR thereafter.

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Interest Remittance Amount: With respect to any Distribution Date, that portion of the available distribution amount for that Distribution Date that represents interest received or advanced on the Mortgage Loans (net of servicing fees and trustee fees).

Overcollateralization Amount: The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans (including any reduction for realized losses) over (ii) the sum of the aggregate Certificate Principal Balance of the Class A and Class M Certificates, after taking into account the distributions of principal to be made on such Distribution Date.

Overcollateralization Target Amount: With respect to any Distribution Date, (i) prior to the Stepdown Date, an amount equal to approximately 1.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 2.80% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $2,500,000 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date. The Overcollateralization Target Amount for the Offered Certificates will be fully funded on the Closing Date.

Overcollateralization Increase Amount With respect to any Distribution Date, an amount equal to the lesser of (i) available excess cash flow from the Mortgage Loans available for payment of Overcollateralization Increase Amount and (ii) the excess, if any, of (x) the Overcollateralization Target Amount for that Distribution Date over (y) the Overcollateralization Amount for that Distribution Date.

Overcollateralization Reduction Amount

With respect to any Distribution Date for which the Excess Overcollateralization Amount is, or would be, after taking into account all other distributions to be made on that Distribution Date, greater than zero, an amount equal to the lesser of (i) the Excess Overcollateralization Amount for that Distribution Date and (ii) principal collected on the Mortgage Loans for that Distribution Date.

Excess Overcollateralization Amount

With respect to any Distribution Date, the excess, if any, of the Overcollateralization Amount over the Overcollateralization Target Amount.

Stepdown Date:

The later to occur of (x) the Distribution Date occurring in April 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage for the Class A Certificates (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of the Group I or Group II Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date) is greater than or equal to approximately [43.50]%.

Credit Enhancement Percentage:

The Credit Enhancement Percentage for any Class of Certificates for any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (including the Class CE Certificates) by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account distributions of principal on the Mortgage Loans and distribution of the Group I, Group II and Group III Principal Distribution Amounts to the holders of the Certificates then entitled to distributions of principal on such Distribution Date.

Class	Initial CE %	CE % On/After Stepdown Date
A	[21.75]%	[43.50]%
M-1	[15.15]%	[30.30]%
M-2	[9.60]%	[19.20]%
M-3	[8.15]%	[16.30]%
M-4	[6.55]%	[13.10]%
M-5	[5.05]%	[10.10]%
M-6	[3.70]%	[7.40]%
M-7	[1.40]%	[2.80]%

Trigger Event:

If either the Delinquency Test or the Cumulative Loss Test is violated.

Delinquency Test:

The Delinquency Test is violated on any Distribution Date if the percentage obtained by dividing (x) the aggregate outstanding principal balance of Mortgage Loans delinquent 60 days or more or in foreclosure, have been converted to REO Properties or have been discharged by reason of bankruptcy by (y) the aggregate outstanding principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [33]% of the Credit Enhancement Percentage.

Cumulative Loss Test: The Cumulative Loss Test is violated on any Distribution Date if the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Percentage
April 2007 through March 2008	[3.75]%
April 2008 through March 2009	[5.75]%
April 2009 through March 2010	[7.00]%
April 2010 through March 2011	[7.75]%
April 2011 and thereafter	[8.25]%

Realized Losses: Generally, any realized losses on the Mortgage Loans will be absorbed first by Excess Spread, second, by the Overcollateralization Amount, and third, by the Class M Certificates in reverse numerical order.

Expense Adjusted Mortgage Rate: The applicable mortgage rate (as adjusted for the actual number of days in the related Interest Accrual Period) on each Mortgage Loan as of the first day of the related Due Period minus the sum of the (i) Servicing Fee Rate and (ii) the Trustee Fee Rate.

Net WAC Rate Cap: For any Distribution Date and the Class I-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class II-A Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans, weighted based on their principal balances as of the first day of the related Due Period.

For any Distribution Date and the Class M Certificates, a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average Expense Adjusted Mortgage Rates on the then outstanding Mortgage Loans, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group, the Certificate Principal Balance of the related Class A Certificates.

Pass-Through Rates: The Pass-Through Rate on any Distribution Date for each class of Offered Certificates will equal the lesser of:

(a) One-Month LIBOR plus the related margin; and
(b) The related Net WAC Rate Cap.

Interest Carry Forward Amount: For each class of Offered Certificates, and on any Distribution Date, the sum of (i) the excess of (A) the interest accrued during the related Interest Accrual Period for such Class (excluding any Basis Risk Shortfall Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Interest Distribution Amount: The Interest Distribution Amount for the Offered Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to the Distribution Date at the Pass-Through Rate for that class, in each case, reduced by any Prepayment Interest Shortfalls to the extent not covered by Compensating Interest payable by the Master Servicer and any shortfalls resulting from the application of the Relief Act.

Senior Interest Distribution Amount: The Senior Interest Distribution Amount for any Distribution Date and any Class A Certificates is equal to the Interest Distribution Amount for such Distribution Date for the related Class A Certificates and the Interest Carry Forward Amount, if any, for that Distribution Date for the related Class A Certificates.

Basis Risk Shortfall Carryover Amount: If, on any Distribution Date, the Pass-Through Rate for a class of Offered Certificates is based on the related Net WAC Rate Cap, the excess of (i) the amount of interest such class would have accrued on such Distribution Date had the applicable pass-through rate not been subject to the related Net WAC Rate Cap, over (ii) the amount of interest such class of Certificates received on such Distribution Date based on such Net WAC Rate Cap, together with the unpaid portion of any such amounts from prior Distribution Dates (and accrued interest thereon at the then applicable pass-through rate, without giving effect to the Net WAC Rate Cap). The ratings on each Class of Certificates do not address the likelihood of the payment of any Basis Risk Shortfall Carryover Amount.

Basis Risk Shortfall: Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial fixed-rate period of two, three or five years following the date of origination, and the Pass-Through Rates on the Offered Certificates are based on one-month LIBOR, the application of the Net WAC Rate Cap could result in shortfalls of interest otherwise payable on those certificates in certain periods (such shortfalls, "Basis Risk Shortfalls"). This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If Basis Risk Shortfalls occur, they will be carried forward as Basis Risk Shortfall Carryover Amounts and is payable from net monthly excess cashflow on a subordinated basis on the same Distribution Date or in any subsequent period.

The Class A and Class M Certificates will benefit from interest rate cap agreements pledged to the trust to mitigate their Basis Risk Shortfalls. The interest rate cap agreements will not guarantee that any of the Class A and Class M Certificates will receive interest at a pass-through rate based upon One-Month LIBOR plus the applicable margin on any Distribution Date. The interest rate cap agreement for the Class I-A Certificates will terminate after the Distribution Date in October 2006. The interest rate cap agreement for the Class M Certificates will terminate after the Distribution Date in June 2007. It is anticipated that the Yield Maintenance Agreement will include the following terms:

- Class I-A Certificates Notional Balances: Strike Rate of 7.00% (capped at 9.25%) for months 1-25; and a Strike Rate of 8.50% (capped at 9.25%) for months 26-31.
- Class M Certificates Notional Balances: Strike Rate of 5.50% (capped at 7.50%) for months 1-39.
- Class II-A Certificates Notional Balances: [TBD]

Interest Payment Priority:

On each Distribution Date, the Interest Remittance Amount will be distributed in the following order of priority:

(i) from the Group I Interest Remittance Amount, concurrently to the holders of the Class I-A Certificates pro rata based on the amount of accrued interest payable to such class of certificates, the Senior Interest Distribution Amount allocable to such Certificates; from the Group II Interest Remittance Amount to the holders of the Class II-A Certificates the accrued interest payable to such class. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Distribution Amount to the unrelated group;

(ii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Certificates, the Interest Distribution Amount for such Certificates;

(iii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Certificates, the Interest Distribution Amount for such Certificates;

(iv) from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Certificates, the Interest Distribution Amount for such Certificates;

(v) from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Certificates, the Interest Distribution Amount for such Certificates;

(vi) from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Certificates, the Interest Distribution Amount for such Certificates;

(vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Certificates, the Interest Distribution Amount for such Certificates; and

(viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Certificates, the Interest Distribution Amount for such Certificates.

Principal Payment Priority:

On each Distribution Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) the Group I Principal Distribution Amount sequentially to the holders of the Class I-A-1 and Class I-A-2 Certificates, until the Certificate Principal Balance of each such class has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Group II Principal Distribution Amount described in (ii) below;

(ii) the Group II Principal Distribution Amount to the holders of the Class II-A Certificates, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) , after taking into account the distribution of the Group I Principal Distribution Amount (as described in (i) above);

(iii) to the holders of the Class M-1 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i) and (ii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), and (iii) above, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), and (iv) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), and (v) above, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), and (vi) above, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), and (vii) above, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-7 Certificates, any Group I and Group II Principal Distribution Amount remaining after the distributions described in (i), (ii), (iii), (iv), (v), (vi), (vii), and (viii) above, until the Certificate Principal Balance thereof has been reduced to zero.

On each Distribution Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I and Group II Principal Distribution Amounts shall be distributed as follows:

(i) sequentially to the holders of the Class I-A Certificates, to the extent of the Class I-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class II-A Certificates (as described below), after taking into account the distribution of the Class II-A Principal Distribution Amount described in (ii) below;

(ii) to the holders of the Class II-A Certificates , to the extent of the Class II-A Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero and then to the holders of the Class I-A Certificates (in the priority described above) after taking into account the Class I-A Principal Distribution Amount described in (i) above;

(iii) to the holders of the Class M-1 Certificates, the Class M-1 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Certificates, the Class M-2 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Certificates, the Class M-3 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Certificates, the Class M-4 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Certificates, the Class M-5 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Certificates, the Class M-6 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero; and

(ix) to the holders of the Class M-7 Certificates, the Class M-7 Principal Distribution Amount, until the Certificate Principal Balance thereof has been reduced to zero.

Net monthly excess cashflow Distributions:

With respect to any Distribution Date, any net monthly excess cashflow shall be distributed as follows:

(i) to the holders of the class or classes of Certificates then entitled to receive distributions in respect of principal, in an amount equal to the Overcollateralization Increase Amount, distributable as part of the respective Group I Principal Distribution Amount and Group II Principal Distribution Amount;

(ii) from net monthly excess cashflow attributable to the Group I and Group II Interest Remittance Amount, to the holders of the Class I-A and Class II-A Certificates, in an amount equal to the previously allocated Realized Loss Amounts;

(iii) to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates, in that order, in an amount equal to the related Interest Carry Forward Amount allocable to such Certificates;

(iv) to make payments to a reserve account, to the extent required to distribute to the holders of the Offered Certificates any Basis Risk Carryover Amounts for such classes (after taking into account amounts paid under the interest rate cap agreements);

(v) to the holders of Offered Certificates, in an amount equal to such certificates' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(vi) to the holders of the Class CE, Class R and Class P Certificates as provided in the Pooling and Servicing Agreement.

Group I Principal Distribution Amount:

The Group I Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Group II Principal Distribution Amount: The Group II Principal Distribution Amount for any Distribution Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) as required by the Pooling and Servicing Agreement during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans; (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Distribution Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Distribution Date each allocated between the Group I and Group II Principal Distribution Amounts based on the amount of principal received from each Mortgage Loan Group.

Class I-A Principal Distribution Amount: The Class I-A Principal Distribution Amount is an amount equal to the excess of (x) the aggregate Certificate Principal Balance of the Class I-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 56.50% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class II-A Principal Distribution Amount: The Class II-A Principal Distribution Amount is an amount equal to the excess of (x) the Certificate Principal Balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 56.50% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-1 Principal Distribution Amount: The Class M-1 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A Certificates (after taking into account the payment of the Class A Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-1 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 69.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-2 Principal Distribution Amount: The Class M-2 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A and Class M-1 Certificates (after taking into account the payment of the Class A and Class M-1 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-2 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 80.80% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-3 Principal Distribution Amount:

The Class M-3 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1 and Class M-2 Certificates (after taking into account the payment of the Class A, Class M-1 and Class M-2 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-3 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 83.70% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-4 Principal Distribution Amount:

The Class M-4 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2 and Class M-3 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2 and Class M-3 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-4 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 86.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-5 Principal Distribution Amount:

The Class M-5 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-5 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 89.90% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-6 Principal Distribution Amount:

The Class M-6 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-6 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 92.60% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class M-7 Principal Distribution Amount:	The Class M-7 Principal Distribution Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Certificate Principal Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (after taking into account the payment of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Principal Distribution Amounts on such Distribution Date) and (ii) the Certificate Principal Balance of the Class M-7 Certificates immediately prior to such Distribution Date over (y) the lesser of (A) the product of (i) approximately 97.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $2,500,000.

Class I-A Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Apr-04	6.438	8.763	38	25-May-07	6.381	11.030
2	25-May-04	6.652	8.902	40	25-Jun-07	6.176	10.676
3	25-Jun-04	6.438	8.763	41	25-Jul-07	6.382	11.018
4	25-Jul-04	6.652	8.902	42	25-Aug-07	6.177	10.657
5	25-Aug-04	6.438	8.763	43	25-Sep-07	6.178	10.829
6	25-Sep-04	6.438	8.763	44	25-Oct-07	6.384	11.180
7	25-Oct-04	6.652	8.902	45	25-Nov-07	6.179	10.805
8	25-Nov-04	6.437	8.762	46	25-Dec-07	6.386	11.166
9	25-Dec-04	6.652	8.902	47	25-Jan-08	6.180	10.791
10	25-Jan-05	6.437	8.762	48	25-Feb-08	6.181	10.784
11	25-Feb-05	6.437	8.762	49	25-Mar-08	6.608	11.565
12	25-Mar-05	7.126	9.226	50	25-Apr-08	6.182	10.804
13	25-Apr-05	6.436	8.761	51	25-May-08	6.389	11.149
14	25-May-05	6.651	8.901	52	25-Jun-08	6.184	10.781
15	25-Jun-05	6.436	8.761	53	25-Jul-08	6.390	11.126
16	25-Jul-05	6.650	8.900	54	25-Aug-08	6.185	10.758
17	25-Aug-05	6.435	8.760	55	25-Sep-08	6.185	10.771
18	25-Sep-05	6.435	8.760	56	25-Oct-08	6.392	11.114
19	25-Oct-05	6.649	8.899	57	25-Nov-08	6.187	10.740
20	25-Nov-05	6.434	8.759	58	25-Dec-08	6.394	11.083
21	25-Dec-05	6.649	8.899	59	25-Jan-09	6.188	10.710
22	25-Jan-06	6.434	8.759	60	25-Feb-09	6.189	10.699
23	25-Feb-06	6.434	8.769	61	25-Mar-09	6.853	11.828
24	25-Mar-06	6.827	10.838	62	25-Apr-09	6.190	10.668
25	25-Apr-06	6.174	10.241	63	25-May-09	6.397	11.008
26	25-May-06	6.381	8.926	64	25-Jun-09	6.192	10.637
27	25-Jun-06	6.175	8.682	65	25-Jul-09	6.399	10.975
28	25-Jul-06	6.382	8.916	66	25-Aug-09	6.193	10.610
29	25-Aug-06	6.176	8.676	67	25-Sep-09	6.194	10.594
30	25-Sep-06	6.177	10.095	68	25-Oct-09	6.401	10.931
31	25-Oct-06	6.383	10.384	69	25-Nov-09	6.195	10.563
32	25-Nov-06	6.178	9.315	70	25-Dec-09	6.402	10.899
33	25-Dec-06	6.385	9.616	71	25-Jan-10	6.197	10.531
34	25-Jan-07	6.179	9.297	72	25-Feb-10	6.197	10.518
35	25-Feb-07	6.179	9.304	73	25-Mar-10	6.862	11.628
36	25-Mar-07	6.835	11.834	74	25-Apr-10	6.199	10.487
37	25-Apr-07	6.174	10.687	75	25-May-10	0.000	10.820

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.17%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Subordinate Classes Available Funds Cap

Period	Distribution Date	AFC Rate (1)	AFC Rate (2)	Period	Distribution Date	AFC Rate (1)	AFC Rate (2)
1	25-Apr-04	6.541	8.608	38	25-May-07	6.434	12.461
2	25-May-04	6.760	8.760	39	25-Jun-07	6.227	12.188
3	25-Jun-04	6.542	8.609	40	25-Jul-07	6.432	10.467
4	25-Jul-04	6.760	8.760	41	25-Aug-07	6.225	10.123
5	25-Aug-04	6.542	8.609	42	25-Sep-07	6.227	10.241
6	25-Sep-04	6.542	8.609	43	25-Oct-07	6.435	10.675
7	25-Oct-04	6.761	8.761	44	25-Nov-07	6.229	10.318
8	25-Nov-04	6.543	8.610	45	25-Dec-07	6.438	10.659
9	25-Dec-04	6.761	8.761	46	25-Jan-08	6.231	10.306
10	25-Jan-05	6.543	8.610	47	25-Feb-08	6.232	10.299
11	25-Feb-05	6.544	8.610	48	25-Mar-08	6.663	11.034
12	25-Mar-05	7.245	9.111	49	25-Apr-08	6.235	10.404
13	25-Apr-05	6.543	8.610	50	25-May-08	6.444	10.737
14	25-May-05	6.762	8.762	51	25-Jun-08	6.237	10.382
15	25-Jun-05	6.543	8.610	52	25-Jul-08	6.446	10.718
16	25-Jul-05	6.761	8.761	53	25-Aug-08	6.239	10.362
17	25-Aug-05	6.543	8.610	54	25-Sep-08	6.241	10.369
18	25-Sep-05	6.543	8.610	55	25-Oct-08	6.450	10.794
19	25-Oct-05	6.761	8.761	56	25-Nov-08	6.243	10.431
20	25-Nov-05	6.543	8.610	57	25-Dec-08	6.453	10.764
21	25-Dec-05	6.761	8.761	58	25-Jan-09	6.246	10.406
22	25-Jan-06	6.543	8.610	59	25-Feb-09	6.247	10.395
23	25-Feb-06	6.544	8.617	60	25-Mar-09	6.918	11.494
24	25-Mar-06	7.038	10.237	61	25-Apr-09	6.249	10.449
25	25-Apr-06	6.218	10.090	62	25-May-09	6.459	10.782
26	25-May-06	6.427	10.287	63	25-Jun-09	6.252	10.420
27	25-Jun-06	6.220	10.081	64	25-Jul-09	6.462	10.755
28	25-Jul-06	6.429	10.277	65	25-Aug-09	6.255	10.396
29	25-Aug-06	6.223	10.075	66	25-Sep-09	6.256	10.382
30	25-Sep-06	6.224	11.062	67	25-Oct-09	6.466	10.795
31	25-Oct-06	6.432	11.399	68	25-Nov-09	6.259	10.432
32	25-Nov-06	6.226	11.155	69	25-Dec-09	6.469	10.764
33	25-Dec-06	6.434	11.383	70	25-Jan-10	6.261	10.404
34	25-Jan-07	6.228	11.139	71	25-Feb-10	6.263	10.391
35	25-Feb-07	6.228	11.142	72	25-Mar-10	6.935	11.487
36	25-Mar-07	6.892	12.980	73	25-Apr-10	6.265	10.397
37	25-Apr-07	6.225	12.203	74	25-May-10	0.000	10.727

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.17%, no losses and is run at the pricing speed to call.
(2) Assumes the 6-month LIBOR equals 20%, no losses and run at the pricing speed to call.

Excess Spread Before Losses

Period	Distribution Date	Excess Spread (1)	Excess Spread (2)	Period	Distribution Date	Excess Spread (1)	Excess Spread (2)
1	25-Apr-04	539	539	38	25-May-07	441	358
2	25-May-04	518	516	39	25-Jun-07	438	340
3	25-Jun-04	512	509	40	25-Jul-07	447	357
4	25-Jul-04	517	511	41	25-Aug-07	443	337
5	25-Aug-04	512	502	42	25-Sep-07	444	349
6	25-Sep-04	511	497	43	25-Oct-07	453	369
7	25-Oct-04	516	496	44	25-Nov-07	447	347
8	25-Nov-04	510	482	45	25-Dec-07	453	359
9	25-Dec-04	514	478	46	25-Jan-08	448	338
10	25-Jan-05	508	460	47	25-Feb-08	448	333
11	25-Feb-05	507	446	48	25-Mar-08	461	377
12	25-Mar-05	522	456	49	25-Apr-08	449	342
13	25-Apr-05	504	419	50	25-May-08	455	355
14	25-May-05	509	413	51	25-Jun-08	449	332
15	25-Jun-05	502	390	52	25-Jul-08	455	346
16	25-Jul-05	506	385	53	25-Aug-08	448	323
17	25-Aug-05	499	361	54	25-Sep-08	448	328
18	25-Sep-05	497	348	55	25-Oct-08	454	347
19	25-Oct-05	502	345	56	25-Nov-08	448	324
20	25-Nov-05	494	321	57	25-Dec-08	455	339
21	25-Dec-05	499	320	58	25-Jan-09	448	317
22	25-Jan-06	491	296	59	25-Feb-09	449	313
23	25-Feb-06	489	286	60	25-Mar-09	468	374
24	25-Mar-06	487	406	61	25-Apr-09	449	317
25	25-Apr-06	452	392	62	25-May-09	455	333
26	25-May-06	457	395	63	25-Jun-09	449	310
27	25-Jun-06	449	371	64	25-Jul-09	456	327
28	25-Jul-06	453	375	65	25-Aug-09	449	305
29	25-Aug-06	445	351	66	25-Sep-09	450	307
30	25-Sep-06	442	363	67	25-Oct-09	456	326
31	25-Oct-06	447	377	68	25-Nov-09	450	304
32	25-Nov-06	438	353	69	25-Dec-09	456	321
33	25-Dec-06	442	360	70	25-Jan-10	450	299
34	25-Jan-07	433	335	71	25-Feb-10	450	296
35	25-Feb-07	431	327	72	25-Mar-10	470	358
36	25-Mar-07	449	389	73	25-Apr-10	452	299
37	25-Apr-07	425	338	74	25-May-10	000	318

(1) Assumes 1-month LIBOR at 1.10%, 6-month LIBOR at 1.17%, and is run at the pricing speed to call.
(2) Assumes the Forward LIBOR curve and run at the pricing speed to call.

DESCRIPTION OF THE COLLATERAL

TOTAL MORTGAGE LOANS

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$507,845,670		
Number of Loans	2,923		
Average Current Loan Balance	$173,741	$15,000	$840,000
(1) Original Combined Loan-to-Value Ratio	80.42%	10.00%	100.00%
(1) Mortgage Rate	7.2595%	4.9500%	12.8000%
(1) Net Mortgage Rate	6.7595%	4.4500%	12.3000%
(1) (3) Note Margin	5.6239%	3.2500%	9.6250%
(1) (3) Maximum Mortgage Rate	13.8084%	11.0000%	18.8000%
(1) (3) Minimum Mortgage Rate	7.1603%	3.8750%	12.1500%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	11	60
(1) Original Term to Stated Maturity (months)	357	120	360
(1) Age (months)	0	0	12
(1) Remaining Term to Stated Maturity (months)	357	120	360
(1) (2) Credit Score	614	492	803

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	77.98%
	Fixed Rate	22.02%
Lien	First	98.40%
	Second	1.60%
Property Type	Two- to four- family units	9.31%
	Condo Low-Rise (less than 5 stories)	6.29%
	Planned Unit Developments (attached)	7.64%
	Single-family detached	76.11%
	Townhouse	0.66%
Geographic Distribution	California	49.56%
	Florida	7.53%
	Illinois	6.60%
	Georgia	3.24%
	New York	3.02%
Number of States (including DC)	49	
Documentation Type	Full/Alternative	25.41%
	Limited	65.54%
	Stated Income	9.06%
Loans with Prepayment Penalties		81.75%

Credit Score Distribution of Total Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
480 - 499	2	656,000	0.13	328,000	74.88
500 - 519	33	4,532,810	0.89	137,358	76.20
520 - 539	265	43,267,426	8.52	163,273	75.51
540 - 559	284	49,991,885	9.84	176,028	79.25
560 - 579	319	53,432,996	10.52	167,502	79.27
580 - 599	343	59,077,120	11.63	172,237	80.49
600 - 619	399	66,845,318	13.16	167,532	82.44
620 - 639	376	67,186,744	13.23	178,688	82.77
640 - 659	343	61,495,256	12.11	179,286	81.64
660 - 679	203	36,886,515	7.26	181,707	80.99
680 - 699	153	27,863,439	5.49	182,114	81.12
700 - 719	76	13,860,335	2.73	182,373	80.06
720 - 739	61	11,000,109	2.17	180,330	76.83
740 - 759	37	6,180,132	1.22	167,031	80.04
760 - 779	18	3,242,453	0.64	180,136	77.27
780 - 799	8	2,017,333	0.40	252,167	79.52
800 - 819	3	309,800	0.06	103,267	84.41
TOTAL:	2,923	507,845,670	100.00	173,741	80.42

Debt-to-Income Ratios of Total Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	4	943,200	0.19	235,800	681	74.39
5.00% - 9.99%	9	2,683,196	0.53	298,133	593	74.11
10.00% - 14.99%	19	2,084,843	0.41	109,729	619	75.39
15.00% - 19.99%	66	9,584,280	1.89	145,216	626	78.27
20.00% - 24.99%	115	15,186,038	2.99	132,053	608	77.28
25.00% - 29.99%	231	34,474,326	6.79	149,240	614	79.37
30.00% - 34.99%	320	52,512,707	10.34	164,102	614	80.14
35.00% - 39.99%	434	70,207,927	13.82	161,769	617	79.89
40.00% - 44.99%	598	108,427,254	21.35	181,316	620	80.86
45.00% - 49.99%	860	162,398,915	31.98	188,836	614	81.42
50.00% - 54.99%	257	47,639,450	9.38	185,368	598	79.80
55.00% - 55.00%	10	1,703,535	0.34	170,353	596	85.78
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Original Mortgage Loan Principal Balances of Total Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	783	53,148,603	10.47	67,878	612	81.14
$100,001 - $200,000	1,216	179,555,958	35.36	147,661	609	79.35
$200,001 - $300,000	580	141,390,701	27.84	243,777	611	80.45
$300,001 - $400,000	225	77,462,636	15.25	344,278	623	81.94
$400,001 - $500,000	100	45,255,652	8.91	452,557	625	81.78
$500,001 - $600,000	14	7,649,786	1.51	546,413	631	80.13
$600,001 - $700,000	4	2,542,333	0.50	635,583	628	76.66
$800,001 - $900,000	1	840,000	0.17	840,000	662	60.00
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Net Mortgage Rates of Total Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	4	1,036,444	0.20	259,111	685	80.26
4.5000% - 4.9999%	22	5,220,588	1.03	237,299	644	72.50
5.0000% - 5.4999%	218	49,674,158	9.78	227,863	649	74.06
5.5000% - 5.9999%	279	56,790,819	11.18	203,551	645	78.93
6.0000% - 6.4999%	602	121,367,194	23.90	201,607	632	80.69
6.5000% - 6.9999%	480	84,997,135	16.74	177,077	606	82.01
7.0000% - 7.4999%	512	94,300,188	18.57	184,180	592	81.14
7.5000% - 7.9999%	232	34,183,809	6.73	147,344	580	82.39
8.0000% - 8.4999%	241	34,598,527	6.81	143,562	572	81.43
8.5000% - 8.9999%	91	10,567,324	2.08	116,124	573	82.00
9.0000% - 9.4999%	98	6,580,576	1.30	67,149	611	87.30
9.5000% - 9.9999%	49	3,172,769	0.62	64,750	603	82.39
10.0000% - 10.4999%	56	3,321,925	0.65	59,320	631	89.41
10.5000% - 10.9999%	14	678,987	0.13	48,499	574	79.19
11.0000% - 11.4999%	19	948,325	0.19	49,912	601	90.65
11.5000% - 11.9999%	5	202,200	0.04	40,440	589	81.62
12.0000% - 12.4999%	1	204,701	0.04	204,701	526	65.00
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Mortgage Rates of Total Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	4	1,036,444	0.20	259,111	685	80.26
5.0000% - 5.4999%	22	5,220,588	1.03	237,299	644	72.50
5.5000% - 5.9999%	218	49,674,158	9.78	227,863	649	74.06
6.0000% - 6.4999%	279	56,790,819	11.18	203,551	645	78.93
6.5000% - 6.9999%	602	121,367,194	23.90	201,607	632	80.69
7.0000% - 7.4999%	480	84,997,135	16.74	177,077	606	82.01
7.5000% - 7.9999%	512	94,300,188	18.57	184,180	592	81.14
8.0000% - 8.4999%	232	34,183,809	6.73	147,344	580	82.39
8.5000% - 8.9999%	241	34,598,527	6.81	143,562	572	81.43
9.0000% - 9.4999%	91	10,567,324	2.08	116,124	573	82.00
9.5000% - 9.9999%	98	6,580,576	1.30	67,149	611	87.30
10.0000% - 10.4999%	49	3,172,769	0.62	64,750	603	82.39
10.5000% - 10.9999%	56	3,321,925	0.65	59,320	631	89.41
11.0000% - 11.4999%	14	678,987	0.13	48,499	574	79.19
11.5000% - 11.9999%	19	948,325	0.19	49,912	601	90.65
12.0000% - 12.4999%	5	202,200	0.04	40,440	589	81.62
12.5000% - 12.9999%	1	204,701	0.04	204,701	526	65.00
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Original Combined Loan-to-Value Ratios of Total Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.00% - 14.99%	1	60,000	0.01	60,000	556
15.00% - 19.99%	1	25,000	0.00	25,000	618
20.00% - 24.99%	1	140,000	0.03	140,000	731
25.00% - 29.99%	8	835,936	0.16	104,492	666
30.00% - 34.99%	20	2,080,384	0.41	104,019	617
35.00% - 39.99%	9	1,178,181	0.23	130,909	633
40.00% - 44.99%	23	4,614,865	0.91	200,646	622
45.00% - 49.99%	31	4,148,869	0.82	133,834	609
50.00% - 54.99%	35	5,993,341	1.18	171,238	602
55.00% - 59.99%	69	10,687,363	2.10	154,889	618
60.00% - 64.99%	93	16,809,485	3.31	180,747	598
65.00% - 69.99%	146	26,431,981	5.20	181,041	608
70.00% - 74.99%	191	33,768,298	6.65	176,797	597
75.00% - 79.99%	328	61,588,641	12.13	187,770	605
80.00% - 84.99%	733	134,071,550	26.40	182,908	623
85.00% - 89.99%	411	74,311,795	14.63	180,807	598
90.00% - 94.99%	509	95,484,182	18.80	187,592	618
95.00% - 99.99%	102	15,015,879	2.96	147,215	636
100.00% - 100.00%	212	20,599,922	4.06	97,169	651
TOTAL:	2,923	507,845,670	100.00	173,741	614

Geographic Distribution of Mortgaged Properties of Total Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	1,158	251,664,274	49.56	217,327	616	78.71
Florida	294	38,224,005	7.53	130,014	610	81.41
Illinois	204	33,542,237	6.60	164,423	609	81.21
Georgia	122	16,439,857	3.24	134,753	617	83.23
New York	64	15,358,036	3.02	239,969	626	81.91
Other[(1)]	1081	152,617,261	30.07	141,182	610	82.37
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

[1)] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Total Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	859	129,021,453	25.41	150,200	640	84.51
Equity Refinance	1,780	332,833,181	65.54	186,985	605	79.07
Rate/Term Refinance	284	45,991,035	9.06	161,940	609	78.75
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Mortgage Loan Documentation Type of Total Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	859	129,021,453	25.41	150,200	640	84.51
Limited	1,780	332,833,181	65.54	186,985	605	79.07
Stated Income	284	45,991,035	9.06	161,940	609	78.75
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Occupancy Types of Total Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	236	32,956,968	6.49	139,648	644	77.43
Primary Residence	2,673	471,785,705	92.90	176,500	612	80.62
Second/Vacation	14	3,102,996	0.61	221,643	638	81.74
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Mortgaged Property Types of Total Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	223	47,284,172	9.31	212,037	631	78.87
Condo Low-Rise (less than 5 stories)	208	31,919,160	6.29	153,458	621	81.17
Planned Unit Developments (attached)	195	38,775,060	7.64	198,846	614	81.28
Single-family detached	2,273	386,507,396	76.11	170,043	611	80.42
Townhouse	24	3,359,881	0.66	139,995	623	85.45
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Prepayment Penalty Terms of Total Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	570	92,679,999	18.25	162,596	612	81.76
6 Months	3	559,695	0.11	186,565	707	90.85
12 Months	141	30,730,147	6.05	217,944	614	80.22
24 Months	1,610	281,427,044	55.42	174,799	609	81.50
30 Months	1	400,000	0.08	400,000	623	78.90
36 Months	598	102,048,784	20.09	170,650	629	76.23
TOTAL:	2,923	507,845,670	100.00	173,741	614	80.42

Summary	Total	Minimum	Maximum
Aggregate Outstanding Principal Balance	$357,783,719		
Number of Loans	1,862		
Average Current Loan Balance	$192,150	$17,989	$840,000
(1) Original Combined Loan-to-Value Ratio	80.48%	22.76%	100.00%
(1) Mortgage Rate	7.1524%	4.9500%	12.8000%
(1) Net Mortgage Rate	6.6524%	4.4500%	12.3000%
(1) (3) Note Margin	5.6417%	3.7500%	9.6250%
(1) (3) Maximum Mortgage Rate	13.7456%	11.0000%	18.8000%
(1) (3) Minimum Mortgage Rate	7.1603%	3.8750%	11.7500%
(1) (3) Term to Next Rate Adjustment Rate (months)	24	11	60
(1) Original Term to Stated Maturity (months)	357	120	360
(1) Age (months)	0	0	12
(1) Remaining Term to Stated Maturity (months)	357	120	360
(1) (2) Credit Score	614	492	803

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	79.19%
	Fixed Rate	20.81%
Lien	First	98.93%
	Second	1.07%
Property Type	Two- to four- family units	8.38%
	Condo Low-Rise (less than 5 stories)	5.84%
	Planned Unit Developments (attached)	7.92%
	Single-family detached	77.14%
	Townhouse	0.71%
Geographic Distribution	California	51.29%
	Florida	6.17%
	Illinois	5.15%
	New York	3.80%
	Georgia	3.75%
Number of States (including DC)	47	
Documentation Type	Full/Alternative	55.60%
	Limited	4.80%
	Stated Income	39.59%
Loans with Prepayment Penalties		82.30%

Credit Score Distribution of Group I Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
480 - 499	2	656,000	0.18	328,000	74.88
500 - 519	15	2,499,885	0.70	166,659	77.95
520 - 539	141	25,988,704	7.26	184,317	74.99
540 - 559	185	35,637,395	9.96	192,635	79.30
560 - 579	204	37,955,574	10.61	186,057	78.94
580 - 599	244	42,763,772	11.95	175,261	80.25
600 - 619	264	49,379,851	13.80	187,045	82.48
620 - 639	246	49,344,412	13.79	200,587	82.95
640 - 659	205	40,677,731	11.37	198,428	82.68
660 - 679	138	28,521,051	7.97	206,674	80.99
680 - 699	98	19,622,601	5.48	200,231	80.09
700 - 719	46	9,621,450	2.69	209,162	79.53
720 - 739	38	7,316,289	2.04	192,534	75.44
740 - 759	21	4,096,119	1.14	195,053	78.11
760 - 779	7	1,622,253	0.45	231,750	81.20
780 - 799	7	1,950,833	0.55	278,690	80.21
800 - 819	1	129,800	0.04	129,800	84.97
TOTAL:	1,862	357,783,719	100.00	192,150	80.48

Debt-to-Income Ratios of Group I Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	1	500,000	0.14	500,000	737	71.43
5.00% - 9.99%	4	1,478,811	0.41	369,703	621	78.22
10.00% - 14.99%	10	1,403,803	0.39	140,380	633	73.78
15.00% - 19.99%	37	5,960,500	1.67	161,095	641	79.79
20.00% - 24.99%	73	11,028,988	3.08	151,082	608	77.56
25.00% - 29.99%	153	25,838,874	7.22	168,882	614	78.92
30.00% - 34.99%	203	35,516,924	9.93	174,960	614	80.21
35.00% - 39.99%	263	46,443,476	12.98	176,591	615	80.00
40.00% - 44.99%	401	79,335,939	22.17	197,845	621	80.28
45.00% - 49.99%	564	117,274,005	32.78	207,933	612	81.57
50.00% - 54.99%	147	31,868,224	8.91	216,791	605	80.78
55.00% - 55.00%	6	1,134,175	0.32	189,029	596	84.01
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Original Mortgage Loan Principal Balances of Group I Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	382	28,938,783	8.09	75,756	613	80.67
$100,001 - $200,000	811	120,136,137	33.58	148,133	611	79.50
$200,001 - $300,000	376	91,709,660	25.63	243,909	610	80.19
$300,001 - $400,000	175	61,183,367	17.10	349,619	619	82.27
$400,001 - $500,000	99	44,783,652	12.52	452,360	625	81.80
$500,001 - $600,000	14	7,649,786	2.14	546,413	631	80.13
$600,001 - $700,000	4	2,542,333	0.71	635,583	628	76.66
$800,001 - $900,000	1	840,000	0.23	840,000	662	60.00
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Net Mortgage Rates of Group I Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	2	639,484	0.18	319,742	649	82.87
4.5000% - 4.9999%	19	4,558,588	1.27	239,926	635	73.54
5.0000% - 5.4999%	172	40,754,991	11.39	236,948	650	74.40
5.5000% - 5.9999%	220	44,222,990	12.36	201,014	639	79.23
6.0000% - 6.4999%	410	85,734,149	23.96	209,108	630	80.93
6.5000% - 6.9999%	331	62,168,558	17.38	187,820	607	82.75
7.0000% - 7.4999%	313	63,831,281	17.84	203,934	590	81.07
7.5000% - 7.9999%	142	22,035,212	6.16	155,178	581	82.52
8.0000% - 8.4999%	131	20,653,382	5.77	157,659	572	81.41
8.5000% - 8.9999%	50	6,654,174	1.86	133,083	576	82.92
9.0000% - 9.4999%	30	2,874,000	0.80	95,800	611	91.26
9.5000% - 9.9999%	16	1,536,661	0.43	96,041	600	75.22
10.0000% - 10.4999%	17	1,291,136	0.36	75,949	637	92.19
10.5000% - 10.9999%	2	171,470	0.05	85,735	594	69.40
11.0000% - 11.4999%	6	452,941	0.13	75,490	589	85.16
12.0000% - 12.4999%	1	204,701	0.06	204,701	526	65.00
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Mortgage Rates of Group I Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	2	639,484	0.18	319,742	649	82.87
5.0000% - 5.4999%	19	4,558,588	1.27	239,926	635	73.54
5.5000% - 5.9999%	172	40,754,991	11.39	236,948	650	74.40
6.0000% - 6.4999%	220	44,222,990	12.36	201,014	639	79.23
6.5000% - 6.9999%	410	85,734,149	23.96	209,108	630	80.93
7.0000% - 7.4999%	331	62,168,558	17.38	187,820	607	82.75
7.5000% - 7.9999%	313	63,831,281	17.84	203,934	590	81.07
8.0000% - 8.4999%	142	22,035,212	6.16	155,178	581	82.52
8.5000% - 8.9999%	131	20,653,382	5.77	157,659	572	81.41
9.0000% - 9.4999%	50	6,654,174	1.86	133,083	576	82.92
9.5000% - 9.9999%	30	2,874,000	0.80	95,800	611	91.26
10.0000% - 10.4999%	16	1,536,661	0.43	96,041	600	75.22
10.5000% - 10.9999%	17	1,291,136	0.36	75,949	637	92.19
11.0000% - 11.4999%	2	171,470	0.05	85,735	594	69.40
11.5000% - 11.9999%	6	452,941	0.13	75,490	589	85.16
12.5000% - 12.9999%	1	204,701	0.06	204,701	526	65.00
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Original Combined Loan-to-Value Ratios of Group I Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
20.00% - 24.99%	1	140,000	0.04	140,000	731
25.00% - 29.99%	5	540,936	0.15	108,187	676
30.00% - 34.99%	14	1,662,448	0.46	118,746	612
35.00% - 39.99%	8	1,118,325	0.31	139,791	635
40.00% - 44.99%	14	2,956,865	0.83	211,205	622
45.00% - 49.99%	21	2,983,369	0.83	142,065	606
50.00% - 54.99%	21	3,811,891	1.07	181,519	605
55.00% - 59.99%	46	7,877,268	2.20	171,245	621
60.00% - 64.99%	58	11,836,412	3.31	204,076	602
65.00% - 69.99%	100	18,668,271	5.22	186,683	612
70.00% - 74.99%	122	23,983,181	6.70	196,583	603
75.00% - 79.99%	220	45,362,446	12.68	206,193	606
80.00% - 84.99%	495	94,998,163	26.55	191,915	620
85.00% - 89.99%	244	49,343,324	13.79	202,227	601
90.00% - 94.99%	321	65,255,863	18.24	203,289	618
95.00% - 99.99%	59	10,670,645	2.98	180,858	636
100.00% - 100.00%	113	16,574,313	4.63	146,675	651
TOTAL:	1,862	357,783,719	100.00	192,150	615

Geographic Distribution of Mortgaged Properties of Group I Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	796	183,513,300	51.29	230,544	616	78.72
Florida	146	22,059,484	6.17	151,092	615	81.51
Illinois	101	18,432,902	5.15	182,504	607	79.91
New York	57	13,604,286	3.80	238,672	625	82.79
Georgia	94	13,424,887	3.75	142,818	625	83.73
Other[1]	668	106,748,860	29.83	159,804	612	82.68
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group I Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	482	85,770,375	23.97	177,947	641	84.94
Equity Refinance	1,208	241,425,478	67.48	199,856	605	79.24
Rate/Term Refinance	172	30,587,865	8.55	177,836	616	77.77
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Mortgage Loan Documentation Type of Group I Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	1,131	198,938,529	55.60	175,896	612	81.89
Limited	75	17,187,659	4.80	229,169	605	79.02
Stated Income	656	141,657,531	39.59	215,941	620	78.67
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Occupancy Types of Group I Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	127	19,781,827	5.53	155,762	646	77.91
Primary Residence	1,726	335,454,046	93.76	194,353	613	80.63
Second/Vacation	9	2,547,846	0.71	283,094	632	80.51
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Mortgaged Property Types of Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	134	29,997,603	8.38	223,863	622	79.09
Condo Low-Rise (less than 5 stories)	120	20,899,480	5.84	174,162	616	80.07
Planned Unit Developments (attached)	120	28,354,059	7.92	236,284	615	80.74
Single-family detached	1,470	276,000,945	77.14	187,756	614	80.60
Townhouse	18	2,531,631	0.71	140,646	624	84.67
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

Prepayment Penalty Terms of Group I Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	342	63,316,697	17.70	185,137	615	81.27
6 Months	2	512,180	0.14	256,090	711	91.39
12 Months	107	24,492,255	6.85	228,900	611	79.73
24 Months	1,034	199,329,837	55.71	192,775	609	81.76
30 Months	1	400,000	0.11	400,000	623	78.90
36 Months	376	69,732,749	19.49	185,459	632	76.29
TOTAL:	1,862	357,783,719	100.00	192,150	615	80.48

GROUP II MORTGAGE LOANS

Summary	**Total**	**Minimum**	**Maximum**

Aggregate Outstanding Principal Balance	$150,061,951		
Number of Loans	1,061		
Average Current Loan Balance	$141,434	$15,000	$472,000
(1) Original Combined Loan-to-Value Ratio	80.28%	10.00%	100.00%
(1) Mortgage Rate	7.5148%	4.9900%	12.2500%
(1) Net Mortgage Rate	7.0148%	4.4900%	11.7500%
(1) (3) Note Margin	5.5792%	3.2500%	6.9900%
(1) (3) Maximum Mortgage Rate	13.9664%	11.7500%	18.3400%
(1) (3) Minimum Mortgage Rate	7.4757%	4.9900%	12.1500%
(1) (3) Term to Next Rate Adjustment Rate (months)	26	24	60
(1) Original Term to Stated Maturity (months)	356	180	360
(1) Age (months)	0	0	3
(1) Remaining Term to Stated Maturity (months)	356	180	360
(1) (2) Credit Score	612	502	802

(1) Weighted Average reflected in Total.
(2) 100.00% of Mortgage Loans have Credit Scores.
(3) Adjustable Rate Loans Only

	Range	Percent of Cut-Off Date Principal Balance
Product Type	Adjustable Rate	75.07%
	Fixed Rate	24.93%
Lien	First	97.13%
	Second	2.87%
Property Type	Two- to four- family units	11.52%
	Condo Low-Rise (less than 5 stories)	7.34%
	Planned Unit Developments (attached)	6.94%
	Single-family detached	73.64%
	Townhouse	0.55%
Geographic Distribution	California	45.42%
	Florida	10.77%
	Illinois	10.07%
	Ohio	3.05%
Number of States (including DC)	39	
Documentation Type	Full/Alternative	51.39%
	Limited	3.16%
	Stated Income	45.44%
Loans with Prepayment Penalties		80.43%

Credit Score Distribution of Group II Mortgage Loans

Range of Credit Scores	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Combined Loan-to-Value Ratio
500 - 519	18	2,032,925	1.35	112,940	74.05
520 - 539	124	17,278,722	11.51	139,345	76.30
540 - 559	99	14,354,491	9.57	144,995	79.13
560 - 579	115	15,477,422	10.31	134,586	80.07
580 - 599	99	16,313,348	10.87	164,781	81.09
600 - 619	135	17,465,467	11.64	129,374	82.34
620 - 639	130	17,842,332	11.89	137,249	82.28
640 - 659	138	20,817,524	13.87	150,852	79.62
660 - 679	65	8,365,464	5.57	128,699	80.99
680 - 699	55	8,240,837	5.49	149,833	83.57
700 - 719	30	4,238,885	2.82	141,296	81.28
720 - 739	23	3,683,820	2.45	160,166	79.58
740 - 759	16	2,084,013	1.39	130,251	83.84
760 - 779	11	1,620,200	1.08	147,291	73.32
780 - 799	1	66,500	0.04	66,500	59.38
800 - 819	2	180,000	0.12	90,000	84.00
TOTAL:	1,061	150,061,951	100.00	141,434	80.28

Debt-to-Income Ratios of Group II Mortgage Loans

Range of Debt-to-Income Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
0.00% - 4.99%	3	443,200	0.30	147,733	617	77.73
5.00% - 9.99%	5	1,204,385	0.80	240,877	559	69.05
10.00% - 14.99%	9	681,040	0.45	75,671	592	78.72
15.00% - 19.99%	29	3,623,780	2.41	124,958	600	75.78
20.00% - 24.99%	42	4,157,050	2.77	98,977	607	76.54
25.00% - 29.99%	78	8,635,452	5.75	110,711	613	80.74
30.00% - 34.99%	117	16,995,783	11.33	145,263	614	79.98
35.00% - 39.99%	171	23,764,451	15.84	138,973	620	79.66
40.00% - 44.99%	197	29,091,315	19.39	147,672	618	82.44
45.00% - 49.99%	296	45,124,910	30.07	152,449	617	81.04
50.00% - 54.99%	110	15,771,226	10.51	143,375	583	77.82
55.00% - 55.00%	4	569,360	0.38	142,340	594	89.31
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Original Mortgage Loan Principal Balances of Group II Mortgage Loans

Range of Original Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
$1 - $100,000	401	24,209,820	16.13	60,374	612	81.71
$100,001 - $200,000	405	59,419,821	39.60	146,716	604	79.06
$200,001 - $300,000	204	49,681,041	33.11	243,535	612	80.92
$300,001 - $400,000	50	16,279,269	10.85	325,585	639	80.68
$400,001 - $500,000	1	472,000	0.31	472,000	640	80.00
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Net Mortgage Rates of Group II Mortgage Loans

Range of Net Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.0000% - 4.5999%	2	396,960	0.26	198,480	742	76.06
4.5000% - 4.9999%	3	662,000	0.44	220,667	705	65.33
5.0000% - 5.4999%	46	8,919,167	5.94	193,895	641	72.52
5.5000% - 5.9999%	59	12,567,829	8.38	213,014	666	77.87
6.0000% - 6.4999%	192	35,633,045	23.75	185,589	635	80.13
6.5000% - 6.9999%	149	22,828,577	15.21	153,212	604	79.99
7.0000% - 7.4999%	199	30,468,907	20.30	153,110	595	81.28
7.5000% - 7.9999%	90	12,148,597	8.10	134,984	578	82.14
8.0000% - 8.4999%	110	13,945,145	9.29	126,774	573	81.45
8.5000% - 8.9999%	41	3,913,150	2.61	95,443	569	80.43
9.0000% - 9.4999%	68	3,706,576	2.47	54,508	611	84.22
9.5000% - 9.9999%	33	1,636,108	1.09	49,579	606	89.12
10.0000% - 10.4999%	39	2,030,789	1.35	52,072	628	87.64
10.5000% - 10.9999%	12	507,517	0.34	42,293	567	82.50
11.0000% - 11.4999%	13	495,384	0.33	38,106	613	95.66
11.5000% - 11.9999%	5	202,200	0.13	40,440	589	81.62
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Mortgage Rates of Group II Mortgage Loans

Range of Mortgage Rates (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
4.5000% - 4.9999%	2	396,960	0.26	198,480	742	76.06
5.0000% - 5.4999%	3	662,000	0.44	220,667	705	65.33
5.5000% - 5.9999%	46	8,919,167	5.94	193,895	641	72.52
6.0000% - 6.4999%	59	12,567,829	8.38	213,014	666	77.87
6.5000% - 6.9999%	192	35,633,045	23.75	185,589	635	80.13
7.0000% - 7.4999%	149	22,828,577	15.21	153,212	604	79.99
7.5000% - 7.9999%	199	30,468,907	20.30	153,110	595	81.28
8.0000% - 8.4999%	90	12,148,597	8.10	134,984	578	82.14
8.5000% - 8.9999%	110	13,945,145	9.29	126,774	573	81.45
9.0000% - 9.4999%	41	3,913,150	2.61	95,443	569	80.43
9.5000% - 9.9999%	68	3,706,576	2.47	54,508	611	84.22
10.0000% - 10.4999%	33	1,636,108	1.09	49,579	606	89.12
10.5000% - 10.9999%	39	2,030,789	1.35	52,072	628	87.64
11.0000% - 11.4999%	12	507,517	0.34	42,293	567	82.50
11.5000% - 11.9999%	13	495,384	0.33	38,106	613	95.66
12.0000% - 12.4999%	5	202,200	0.13	40,440	589	81.62
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Original Combined Loan-to-Value Ratios of Group II Mortgage Loans

Range of Original Combined Loan-to-Value Ratios (%)	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score
10.00% - 14.99%	1	60,000	0.04	60,000	556
15.00% - 19.99%	1	25,000	0.02	25,000	618
25.00% - 29.99%	3	295,000	0.20	98,333	650
30.00% - 34.99%	6	417,936	0.28	69,656	637
35.00% - 39.99%	1	59,856	0.04	59,856	585
40.00% - 44.99%	9	1,658,000	1.10	184,222	622
45.00% - 49.99%	10	1,165,500	0.78	116,550	615
50.00% - 54.99%	14	2,181,450	1.45	155,818	595
55.00% - 59.99%	23	2,810,094	1.87	122,178	610
60.00% - 64.99%	35	4,973,073	3.31	142,088	591
65.00% - 69.99%	46	7,763,710	5.17	168,776	597
70.00% - 74.99%	69	9,785,117	6.52	141,813	584
75.00% - 79.99%	108	16,226,195	10.81	150,243	602
80.00% - 84.99%	238	39,073,387	26.04	164,174	630
85.00% - 89.99%	167	24,968,470	16.64	149,512	592
90.00% - 94.99%	188	30,228,319	20.14	160,789	619
95.00% - 99.99%	43	4,345,234	2.90	101,052	638
100.00% - 100.00%	99	4,025,609	2.68	40,663	652
TOTAL:	1,061	150,061,951	100.00	141,434	612

Geographic Distribution of Mortgaged Properties of Group II Mortgage Loans

State or Territory	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
California	362	68,150,974	45.42	188,262	619	78.68
Florida	148	16,164,521	10.77	109,220	604	81.28
Illinois	103	15,109,334	10.07	146,693	612	82.80
Ohio	49	4,576,032	3.05	93,388	589	83.00
Other[1]	399	46,061,089	30.71	115,441	608	81.21
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

[1] Other includes states and the District of Columbia with fewer than 3% concentrations individually.

Mortgage Loan Purpose of Group II Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Purchase	377	43,251,078	28.82	114,724	639	83.66
Equity Refinance	572	91,407,703	60.91	159,804	603	78.61
Rate/Term Refinance	112	15,403,170	10.26	137,528	594	80.69
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Mortgage Loan Documentation Type of Group II Mortgage Loans

Documentation Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Full/Alternative	579	77,123,551	51.39	133,201	600	80.18
Limited	24	4,749,273	3.16	197,886	591	78.38
Stated Income	458	68,189,126	45.44	148,885	627	80.53
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Occupancy Types of Group II Mortgage Loans

Occupancy	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
Investor	109	13,175,141	8.78	120,873	642	76.70
Primary Residence	947	136,331,659	90.85	143,962	609	80.60
Second/Vacation	5	555,150	0.37	111,030	666	87.39
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Mortgaged Property Types of Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio o
Two- to four- family units	89	17,286,569	11.52	194,231	645	78.50
Condo Low-Rise (less than 5 stories)	88	11,019,680	7.34	125,224	630	83.25
Planned Unit Developments (attached)	75	10,421,001	6.94	138,947	612	82.74
Single-family detached	803	110,506,451	73.64	137,617	605	79.98
Townhouse	6	828,250	0.55	138,042	620	87.84
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Prepayment Penalty Terms of Group II Mortgage Loans

Prepayment Penalty Term	Number of Mortgage Loans	Principal Balance	Percentage of Total Mortgage Loans	Average Principal Balance	Weighted Average Credit Score	Weighted Average Combined Loan-to-Value Ratio
None	228	29,363,302	19.57	128,786	606	82.81
6 Months	1	47,515	0.03	47,515	668	85.00
12 Months	34	6,237,891	4.16	183,467	624	82.13
24 Months	576	82,097,207	54.71	142,530	609	80.87
36 Months	222	32,316,035	21.54	145,568	624	76.12
TOTAL:	1,061	150,061,951	100.00	141,434	612	80.28

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: A1 (I-A1)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	16.317	**3.053**	**2.098**	**1.504**	**1.200**	**1.016**	**Avg. Life**
	4/25/2004	**4/25/2004**	**4/25/2004**	**4/25/2004**	**4/25/2004**	**4/25/2004**	**Prin. Start Date**
	8/25/2031	**6/25/2013**	**5/25/2010**	**10/25/2008**	**9/25/2006**	**4/25/2006**	**Prin. End Date**
100.000000	1.292	1.293	1.293	1.294	1.294	1.295	Yield
	14.365	2.946	2.044	1.476	1.181	1.002	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 : Prepay:.00% CPR	
G:BSABS-04HE3-G03 : Prepay:.00% CPR	
G:BSABS-04HE3-G04 : Prepay:.00% CPR	
G:BSABS-04HE3-G06 : Prepay:.00% CPR	
G:BSABS-04HE3-G07 : Prepay:.00% CPR	
G:BSABS-04HE3-G09 : Prepay:.00% CPR	
G:BSABS-04HE3-G2A : Prepay:.00% CPR	
G:BSABS-04HE3-G2B : Prepay:.00% CPR	
G:BSABS-04HE3-G5A : Prepay:.00% CPR	
G:BSABS-04HE3-G5B : Prepay:.00% CPR	
G:BSABS-04HE3-G8A : Prepay:.00% CPR	
G:BSABS-04HE3-G8B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 : Prepay:P50 ACPR	
G:BSABS-04HE3-G03 : Prepay:P50 ACPR	
G:BSABS-04HE3-G04 : Prepay:P50 ACPR	
G:BSABS-04HE3-G06 : Prepay:P50 ACPR	
G:BSABS-04HE3-G07 : Prepay:P50 ACPR	
G:BSABS-04HE3-G09 : Prepay:P50 ACPR	
G:BSABS-04HE3-G2A : Prepay:A50 ACPR	
G:BSABS-04HE3-G2B : Prepay:A50 ACPR	
G:BSABS-04HE3-G5A : Prepay:A50 ACPR	
G:BSABS-04HE3-G5B : Prepay:A50 ACPR	
G:BSABS-04HE3-G8A : Prepay:A50 ACPR	
G:BSABS-04HE3-G8B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: A1 (I-A1)							
	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
Price	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	16.317	3.053	2.098	1.504	1.200	1.016	Avg. Life
	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	Prin. Start Date
	8/25/2031	6/25/2013	5/25/2010	10/25/2008	9/25/2006	4/25/2006	Prin. End Date
99.484900	1.328	1.468	1.546	1.644	1.732	1.812	Yield
	14.343	2.935	2.037	1.470	1.177	.998	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BSABS-04HE3-G01 : Prepay:.00% CPR
G:BSABS-04HE3-G03 : Prepay:.00% CPR
G:BSABS-04HE3-G04 : Prepay:.00% CPR
G:BSABS-04HE3-G06 : Prepay:.00% CPR
G:BSABS-04HE3-G07 : Prepay:.00% CPR
G:BSABS-04HE3-G09 : Prepay:.00% CPR
G:BSABS-04HE3-G2A : Prepay:.00% CPR
G:BSABS-04HE3-G2B : Prepay:.00% CPR
G:BSABS-04HE3-G5A : Prepay:.00% CPR
G:BSABS-04HE3-G5B : Prepay:.00% CPR
G:BSABS-04HE3-G8A : Prepay:.00% CPR
G:BSABS-04HE3-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BSABS-04HE3-G01 : Prepay:P50 ACPR
G:BSABS-04HE3-G03 : Prepay:P50 ACPR
G:BSABS-04HE3-G04 : Prepay:P50 ACPR
G:BSABS-04HE3-G06 : Prepay:P50 ACPR
G:BSABS-04HE3-G07 : Prepay:P50 ACPR
G:BSABS-04HE3-G09 : Prepay:P50 ACPR
G:BSABS-04HE3-G2A : Prepay:A50 ACPR
G:BSABS-04HE3-G2B : Prepay:A50 ACPR
G:BSABS-04HE3-G5A : Prepay:A50 ACPR
G:BSABS-04HE3-G5B : Prepay:A50 ACPR
G:BSABS-04HE3-G8A : Prepay:A50 ACPR
G:BSABS-04HE3-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: A2 (I-A2)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	28.294	11.469	7.760	5.724	3.202	2.308	Avg. Life
	8/25/2031	6/25/2013	5/25/2010	10/25/2008	9/25/2006	4/25/2006	Prin. Start Date
	10/25/2032	6/25/2016	7/25/2012	5/25/2010	12/25/2008	10/25/2006	Prin. End Date
100.000000	1.578	1.578	1.578	1.578	1.579	1.578	Yield
	22.675	10.412	7.249	5.433	3.095	2.250	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BSABS-04HE3-G01 : Prepay:.00% CPR
G:BSABS-04HE3-G03 : Prepay:.00% CPR
G:BSABS-04HE3-G04 : Prepay:.00% CPR
G:BSABS-04HE3-G06 : Prepay:.00% CPR
G:BSABS-04HE3-G07 : Prepay:.00% CPR
G:BSABS-04HE3-G09 : Prepay:.00% CPR
G:BSABS-04HE3-G2A : Prepay:.00% CPR
G:BSABS-04HE3-G2B : Prepay:.00% CPR
G:BSABS-04HE3-G5A : Prepay:.00% CPR
G:BSABS-04HE3-G5B : Prepay:.00% CPR
G:BSABS-04HE3-G8A : Prepay:.00% CPR
G:BSABS-04HE3-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BSABS-04HE3-G01 : Prepay:P50 ACPR
G:BSABS-04HE3-G03 : Prepay:P50 ACPR
G:BSABS-04HE3-G04 : Prepay:P50 ACPR
G:BSABS-04HE3-G06 : Prepay:P50 ACPR
G:BSABS-04HE3-G07 : Prepay:P50 ACPR
G:BSABS-04HE3-G09 : Prepay:P50 ACPR
G:BSABS-04HE3-G2A : Prepay:A50 ACPR
G:BSABS-04HE3-G2B : Prepay:A50 ACPR
G:BSABS-04HE3-G5A : Prepay:A50 ACPR
G:BSABS-04HE3-G5B : Prepay:A50 ACPR
G:BSABS-04HE3-G8A : Prepay:A50 ACPR
G:BSABS-04HE3-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: A3 (II-A1)							
Price	.00% CPR	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	PREPAY
	1.10000	1.10000	1.10000	1.10000	1.10000	1.10000	1M_LIB
	1.17000	1.17000	1.17000	1.17000	1.17000	1.17000	6M_LIB
	Scenario0	Scenario1	Scenario2	Scenario3	Scenario4	Scenario5	DELINQUENCY
	0.000	0.000	0.000	0.000	0.000	0.000	CALL_PCT
	0	0	0	0	0	0	OPT_CALL
	10%	10%	10%	10%	10%	10%	CALL
	.00	.00	.00	.00	.00	.00	Accrued
	18.027	4.275	2.954	2.166	1.564	1.260	Avg. Life
	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	4/25/2004	Prin. Start Date
	10/25/2032	6/25/2016	7/25/2012	5/25/2010	12/25/2008	11/25/2006	Prin. End Date
100.000000	1.394	1.395	1.395	1.395	1.396	1.396	Yield
	15.512	4.042	2.838	2.101	1.530	1.238	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:.00% CPR
G:BSABS-04HE3-G03 :	Prepay:.00% CPR
G:BSABS-04HE3-G04 :	Prepay:.00% CPR
G:BSABS-04HE3-G06 :	Prepay:.00% CPR
G:BSABS-04HE3-G07 :	Prepay:.00% CPR
G:BSABS-04HE3-G09 :	Prepay:.00% CPR
G:BSABS-04HE3-G2A :	Prepay:.00% CPR
G:BSABS-04HE3-G2B :	Prepay:.00% CPR
G:BSABS-04HE3-G5A :	Prepay:.00% CPR
G:BSABS-04HE3-G5B :	Prepay:.00% CPR
G:BSABS-04HE3-G8A :	Prepay:.00% CPR
G:BSABS-04HE3-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P50 ACPR
G:BSABS-04HE3-G03 :	Prepay:P50 ACPR
G:BSABS-04HE3-G04 :	Prepay:P50 ACPR
G:BSABS-04HE3-G06 :	Prepay:P50 ACPR
G:BSABS-04HE3-G07 :	Prepay:P50 ACPR
G:BSABS-04HE3-G09 :	Prepay:P50 ACPR
G:BSABS-04HE3-G2A :	Prepay:A50 ACPR
G:BSABS-04HE3-G2B :	Prepay:A50 ACPR
G:BSABS-04HE3-G5A :	Prepay:A50 ACPR
G:BSABS-04HE3-G5B :	Prepay:A50 ACPR
G:BSABS-04HE3-G8A :	Prepay:A50 ACPR
G:BSABS-04HE3-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P75 ACPR
G:BSABS-04HE3-G03 :	Prepay:P75 ACPR
G:BSABS-04HE3-G04 :	Prepay:P75 ACPR
G:BSABS-04HE3-G06 :	Prepay:P75 ACPR
G:BSABS-04HE3-G07 :	Prepay:P75 ACPR
G:BSABS-04HE3-G09 :	Prepay:P75 ACPR
G:BSABS-04HE3-G2A :	Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M1 (M1)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.528**	**4.587**	**4.639**	**3.084**	**Avg. Life**
	10/25/2025	**3/25/2008**	**5/25/2007**	**10/25/2007**	**5/25/2008**	**11/25/2006**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
100.000000	1.680	1.680	1.680	1.680	1.681	1.681	Yield
	20.888	7.474	5.212	4.375	4.429	2.981	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:.00% CPR
G:BSABS-04HE3-G03 :	Prepay:.00% CPR
G:BSABS-04HE3-G04 :	Prepay:.00% CPR
G:BSABS-04HE3-G06 :	Prepay:.00% CPR
G:BSABS-04HE3-G07 :	Prepay:.00% CPR
G:BSABS-04HE3-G09 :	Prepay:.00% CPR
G:BSABS-04HE3-G2A :	Prepay:.00% CPR
G:BSABS-04HE3-G2B :	Prepay:.00% CPR
G:BSABS-04HE3-G5A :	Prepay:.00% CPR
G:BSABS-04HE3-G5B :	Prepay:.00% CPR
G:BSABS-04HE3-G8A :	Prepay:.00% CPR
G:BSABS-04HE3-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P50 ACPR
G:BSABS-04HE3-G03 :	Prepay:P50 ACPR
G:BSABS-04HE3-G04 :	Prepay:P50 ACPR
G:BSABS-04HE3-G06 :	Prepay:P50 ACPR
G:BSABS-04HE3-G07 :	Prepay:P50 ACPR
G:BSABS-04HE3-G09 :	Prepay:P50 ACPR
G:BSABS-04HE3-G2A :	Prepay:A50 ACPR
G:BSABS-04HE3-G2B :	Prepay:A50 ACPR
G:BSABS-04HE3-G5A :	Prepay:A50 ACPR
G:BSABS-04HE3-G5B :	Prepay:A50 ACPR
G:BSABS-04HE3-G8A :	Prepay:A50 ACPR
G:BSABS-04HE3-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P75 ACPR
G:BSABS-04HE3-G03 :	Prepay:P75 ACPR
G:BSABS-04HE3-G04 :	Prepay:P75 ACPR
G:BSABS-04HE3-G06 :	Prepay:P75 ACPR
G:BSABS-04HE3-G07 :	Prepay:P75 ACPR
G:BSABS-04HE3-G09 :	Prepay:P75 ACPR
G:BSABS-04HE3-G2A :	Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M2 (M2)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.519**	**4.402**	**4.080**	**3.819**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**7/25/2007**	**10/25/2007**	**1/25/2008**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
100.000000	2.294	2.294	2.294	2.294	2.295	2.295	Yield
	19.372	7.258	5.095	4.132	3.854	3.620	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:.00% CPR
G:BSABS-04HE3-G03 :	Prepay:.00% CPR
G:BSABS-04HE3-G04 :	Prepay:.00% CPR
G:BSABS-04HE3-G06 :	Prepay:.00% CPR
G:BSABS-04HE3-G07 :	Prepay:.00% CPR
G:BSABS-04HE3-G09 :	Prepay:.00% CPR
G:BSABS-04HE3-G2A :	Prepay:.00% CPR
G:BSABS-04HE3-G2B :	Prepay:.00% CPR
G:BSABS-04HE3-G5A :	Prepay:.00% CPR
G:BSABS-04HE3-G5B :	Prepay:.00% CPR
G:BSABS-04HE3-G8A :	Prepay:.00% CPR
G:BSABS-04HE3-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P50 ACPR
G:BSABS-04HE3-G03 :	Prepay:P50 ACPR
G:BSABS-04HE3-G04 :	Prepay:P50 ACPR
G:BSABS-04HE3-G06 :	Prepay:P50 ACPR
G:BSABS-04HE3-G07 :	Prepay:P50 ACPR
G:BSABS-04HE3-G09 :	Prepay:P50 ACPR
G:BSABS-04HE3-G2A :	Prepay:A50 ACPR
G:BSABS-04HE3-G2B :	Prepay:A50 ACPR
G:BSABS-04HE3-G5A :	Prepay:A50 ACPR
G:BSABS-04HE3-G5B :	Prepay:A50 ACPR
G:BSABS-04HE3-G8A :	Prepay:A50 ACPR
G:BSABS-04HE3-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P75 ACPR
G:BSABS-04HE3-G03 :	Prepay:P75 ACPR
G:BSABS-04HE3-G04 :	Prepay:P75 ACPR
G:BSABS-04HE3-G06 :	Prepay:P75 ACPR
G:BSABS-04HE3-G07 :	Prepay:P75 ACPR
G:BSABS-04HE3-G09 :	Prepay:P75 ACPR
G:BSABS-04HE3-G2A :	Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M3 (M3)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.512**	**4.342**	**3.862**	**3.816**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**6/25/2007**	**9/25/2007**	**12/25/2007**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
100.000000	2.550	2.551	2.551	2.550	2.551	2.552	Yield
	18.785	7.170	5.044	4.049	3.633	3.596	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 : Prepay:.00% CPR	
G:BSABS-04HE3-G03 : Prepay:.00% CPR	
G:BSABS-04HE3-G04 : Prepay:.00% CPR	
G:BSABS-04HE3-G06 : Prepay:.00% CPR	
G:BSABS-04HE3-G07 : Prepay:.00% CPR	
G:BSABS-04HE3-G09 : Prepay:.00% CPR	
G:BSABS-04HE3-G2A : Prepay:.00% CPR	
G:BSABS-04HE3-G2B : Prepay:.00% CPR	
G:BSABS-04HE3-G5A : Prepay:.00% CPR	
G:BSABS-04HE3-G5B : Prepay:.00% CPR	
G:BSABS-04HE3-G8A : Prepay:.00% CPR	
G:BSABS-04HE3-G8B : Prepay:.00% CPR	
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 : Prepay:P50 ACPR	
G:BSABS-04HE3-G03 : Prepay:P50 ACPR	
G:BSABS-04HE3-G04 : Prepay:P50 ACPR	
G:BSABS-04HE3-G06 : Prepay:P50 ACPR	
G:BSABS-04HE3-G07 : Prepay:P50 ACPR	
G:BSABS-04HE3-G09 : Prepay:P50 ACPR	
G:BSABS-04HE3-G2A : Prepay:A50 ACPR	
G:BSABS-04HE3-G2B : Prepay:A50 ACPR	
G:BSABS-04HE3-G5A : Prepay:A50 ACPR	
G:BSABS-04HE3-G5B : Prepay:A50 ACPR	
G:BSABS-04HE3-G8A : Prepay:A50 ACPR	
G:BSABS-04HE3-G8B : Prepay:A50 ACPR	
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M3 (M3)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.512**	**4.342**	**3.862**	**3.816**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**6/25/2007**	**9/25/2007**	**12/25/2007**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
99.313900	2.587	2.647	2.687	2.720	2.741	2.743	Yield
	18.753	7.157	5.035	4.043	3.629	3.591	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BSABS-04HE3-G01 : Prepay:.00% CPR
G:BSABS-04HE3-G03 : Prepay:.00% CPR
G:BSABS-04HE3-G04 : Prepay:.00% CPR
G:BSABS-04HE3-G06 : Prepay:.00% CPR
G:BSABS-04HE3-G07 : Prepay:.00% CPR
G:BSABS-04HE3-G09 : Prepay:.00% CPR
G:BSABS-04HE3-G2A : Prepay:.00% CPR
G:BSABS-04HE3-G2B : Prepay:.00% CPR
G:BSABS-04HE3-G5A : Prepay:.00% CPR
G:BSABS-04HE3-G5B : Prepay:.00% CPR
G:BSABS-04HE3-G8A : Prepay:.00% CPR
G:BSABS-04HE3-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BSABS-04HE3-G01 : Prepay:P50 ACPR
G:BSABS-04HE3-G03 : Prepay:P50 ACPR
G:BSABS-04HE3-G04 : Prepay:P50 ACPR
G:BSABS-04HE3-G06 : Prepay:P50 ACPR
G:BSABS-04HE3-G07 : Prepay:P50 ACPR
G:BSABS-04HE3-G09 : Prepay:P50 ACPR
G:BSABS-04HE3-G2A : Prepay:A50 ACPR
G:BSABS-04HE3-G2B : Prepay:A50 ACPR
G:BSABS-04HE3-G5A : Prepay:A50 ACPR
G:BSABS-04HE3-G5B : Prepay:A50 ACPR
G:BSABS-04HE3-G8A : Prepay:A50 ACPR
G:BSABS-04HE3-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M4 (M4)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.512**	**4.317**	**3.796**	**3.695**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**6/25/2007**	**7/25/2007**	**10/25/2007**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
100.000000	2.858	2.858	2.858	2.858	2.859	2.859	Yield
	18.113	7.067	4.992	3.993	3.548	3.462	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BSABS-04HE3-G01 : Prepay:.00% CPR
G:BSABS-04HE3-G03 : Prepay:.00% CPR
G:BSABS-04HE3-G04 : Prepay:.00% CPR
G:BSABS-04HE3-G06 : Prepay:.00% CPR
G:BSABS-04HE3-G07 : Prepay:.00% CPR
G:BSABS-04HE3-G09 : Prepay:.00% CPR
G:BSABS-04HE3-G2A : Prepay:.00% CPR
G:BSABS-04HE3-G2B : Prepay:.00% CPR
G:BSABS-04HE3-G5A : Prepay:.00% CPR
G:BSABS-04HE3-G5B : Prepay:.00% CPR
G:BSABS-04HE3-G8A : Prepay:.00% CPR
G:BSABS-04HE3-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BSABS-04HE3-G01 : Prepay:P50 ACPR
G:BSABS-04HE3-G03 : Prepay:P50 ACPR
G:BSABS-04HE3-G04 : Prepay:P50 ACPR
G:BSABS-04HE3-G06 : Prepay:P50 ACPR
G:BSABS-04HE3-G07 : Prepay:P50 ACPR
G:BSABS-04HE3-G09 : Prepay:P50 ACPR
G:BSABS-04HE3-G2A : Prepay:A50 ACPR
G:BSABS-04HE3-G2B : Prepay:A50 ACPR
G:BSABS-04HE3-G5A : Prepay:A50 ACPR
G:BSABS-04HE3-G5B : Prepay:A50 ACPR
G:BSABS-04HE3-G8A : Prepay:A50 ACPR
G:BSABS-04HE3-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M5 (M5)							
Price	**.00% CPR**	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
	0	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.512**	**4.296**	**3.735**	**3.560**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**5/25/2007**	**6/25/2007**	**8/25/2007**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
100.000000	3.012	3.013	3.013	3.012	3.012	3.013	Yield
	17.789	7.016	4.966	3.958	3.481	3.331	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:.00% CPR
G:BSABS-04HE3-G03 :	Prepay:.00% CPR
G:BSABS-04HE3-G04 :	Prepay:.00% CPR
G:BSABS-04HE3-G06 :	Prepay:.00% CPR
G:BSABS-04HE3-G07 :	Prepay:.00% CPR
G:BSABS-04HE3-G09 :	Prepay:.00% CPR
G:BSABS-04HE3-G2A :	Prepay:.00% CPR
G:BSABS-04HE3-G2B :	Prepay:.00% CPR
G:BSABS-04HE3-G5A :	Prepay:.00% CPR
G:BSABS-04HE3-G5B :	Prepay:.00% CPR
G:BSABS-04HE3-G8A :	Prepay:.00% CPR
G:BSABS-04HE3-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P50 ACPR
G:BSABS-04HE3-G03 :	Prepay:P50 ACPR
G:BSABS-04HE3-G04 :	Prepay:P50 ACPR
G:BSABS-04HE3-G06 :	Prepay:P50 ACPR
G:BSABS-04HE3-G07 :	Prepay:P50 ACPR
G:BSABS-04HE3-G09 :	Prepay:P50 ACPR
G:BSABS-04HE3-G2A :	Prepay:A50 ACPR
G:BSABS-04HE3-G2B :	Prepay:A50 ACPR
G:BSABS-04HE3-G5A :	Prepay:A50 ACPR
G:BSABS-04HE3-G5B :	Prepay:A50 ACPR
G:BSABS-04HE3-G8A :	Prepay:A50 ACPR
G:BSABS-04HE3-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P75 ACPR
G:BSABS-04HE3-G03 :	Prepay:P75 ACPR
G:BSABS-04HE3-G04 :	Prepay:P75 ACPR
G:BSABS-04HE3-G06 :	Prepay:P75 ACPR
G:BSABS-04HE3-G07 :	Prepay:P75 ACPR
G:BSABS-04HE3-G09 :	Prepay:P75 ACPR
G:BSABS-04HE3-G2A :	Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M6 (M6)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.989	**8.119**	**5.512**	**4.287**	**3.694**	**3.462**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**5/25/2007**	**5/25/2007**	**7/25/2007**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
100.000000	4.713	4.714	4.714	4.713	4.714	4.713	Yield
	14.716	6.489	4.693	3.777	3.314	3.128	Duration

The following auumptions were used to create Scenario0

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:.00% CPR
G:BSABS-04HE3-G03 :	Prepay:.00% CPR
G:BSABS-04HE3-G04 :	Prepay:.00% CPR
G:BSABS-04HE3-G06 :	Prepay:.00% CPR
G:BSABS-04HE3-G07 :	Prepay:.00% CPR
G:BSABS-04HE3-G09 :	Prepay:.00% CPR
G:BSABS-04HE3-G2A :	Prepay:.00% CPR
G:BSABS-04HE3-G2B :	Prepay:.00% CPR
G:BSABS-04HE3-G5A :	Prepay:.00% CPR
G:BSABS-04HE3-G5B :	Prepay:.00% CPR
G:BSABS-04HE3-G8A :	Prepay:.00% CPR
G:BSABS-04HE3-G8B :	Prepay:.00% CPR
For other tranches :Prepay:.00% CPR	Call:10%

The following auumptions were used to create Scenario1

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P50 ACPR
G:BSABS-04HE3-G03 :	Prepay:P50 ACPR
G:BSABS-04HE3-G04 :	Prepay:P50 ACPR
G:BSABS-04HE3-G06 :	Prepay:P50 ACPR
G:BSABS-04HE3-G07 :	Prepay:P50 ACPR
G:BSABS-04HE3-G09 :	Prepay:P50 ACPR
G:BSABS-04HE3-G2A :	Prepay:A50 ACPR
G:BSABS-04HE3-G2B :	Prepay:A50 ACPR
G:BSABS-04HE3-G5A :	Prepay:A50 ACPR
G:BSABS-04HE3-G5B :	Prepay:A50 ACPR
G:BSABS-04HE3-G8A :	Prepay:A50 ACPR
G:BSABS-04HE3-G8B :	Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR	Call:10%

The following auumptions were used to create Scenario2

Assumptions	
G:BSABS-04HE3-G01 :	Prepay:P75 ACPR
G:BSABS-04HE3-G03 :	Prepay:P75 ACPR
G:BSABS-04HE3-G04 :	Prepay:P75 ACPR
G:BSABS-04HE3-G06 :	Prepay:P75 ACPR
G:BSABS-04HE3-G07 :	Prepay:P75 ACPR
G:BSABS-04HE3-G09 :	Prepay:P75 ACPR
G:BSABS-04HE3-G2A :	Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Tranche: M7 (M7)							
	.00% CPR	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**PREPAY**
	1.10000	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1.10000**	**1M_LIB**
	1.17000	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**1.17000**	**6M_LIB**
	Scenario0	**Scenario1**	**Scenario2**	**Scenario3**	**Scenario4**	**Scenario5**	**DELINQUENCY**
	0.000	**0.000**	**0.000**	**0.000**	**0.000**	**0.000**	**CALL_PCT**
Price	**0**	**0**	**0**	**0**	**0**	**0**	**OPT_CALL**
	10%	**10%**	**10%**	**10%**	**10%**	**10%**	**CALL**
	.00	**.00**	**.00**	**.00**	**.00**	**.00**	**Accrued**
	25.946	**7.993**	**5.422**	**4.196**	**3.592**	**3.319**	**Avg. Life**
	10/25/2025	**3/25/2008**	**4/25/2007**	**4/25/2007**	**4/25/2007**	**5/25/2007**	**Prin. Start Date**
	10/25/2032	**6/25/2016**	**7/25/2012**	**5/25/2010**	**12/25/2008**	**1/25/2008**	**Prin. End Date**
83.500000	5.990	7.607	8.717	9.700	10.417	10.826	Yield
	13.557	6.053	4.381	3.528	3.094	2.892	Duration

The following auumptions were used to create Scenario0

Assumptions
G:BSABS-04HE3-G01 : Prepay:.00% CPR
G:BSABS-04HE3-G03 : Prepay:.00% CPR
G:BSABS-04HE3-G04 : Prepay:.00% CPR
G:BSABS-04HE3-G06 : Prepay:.00% CPR
G:BSABS-04HE3-G07 : Prepay:.00% CPR
G:BSABS-04HE3-G09 : Prepay:.00% CPR
G:BSABS-04HE3-G2A : Prepay:.00% CPR
G:BSABS-04HE3-G2B : Prepay:.00% CPR
G:BSABS-04HE3-G5A : Prepay:.00% CPR
G:BSABS-04HE3-G5B : Prepay:.00% CPR
G:BSABS-04HE3-G8A : Prepay:.00% CPR
G:BSABS-04HE3-G8B : Prepay:.00% CPR
For other tranches :Prepay:.00% CPR Call:10%

The following auumptions were used to create Scenario1

Assumptions
G:BSABS-04HE3-G01 : Prepay:P50 ACPR
G:BSABS-04HE3-G03 : Prepay:P50 ACPR
G:BSABS-04HE3-G04 : Prepay:P50 ACPR
G:BSABS-04HE3-G06 : Prepay:P50 ACPR
G:BSABS-04HE3-G07 : Prepay:P50 ACPR
G:BSABS-04HE3-G09 : Prepay:P50 ACPR
G:BSABS-04HE3-G2A : Prepay:A50 ACPR
G:BSABS-04HE3-G2B : Prepay:A50 ACPR
G:BSABS-04HE3-G5A : Prepay:A50 ACPR
G:BSABS-04HE3-G5B : Prepay:A50 ACPR
G:BSABS-04HE3-G8A : Prepay:A50 ACPR
G:BSABS-04HE3-G8B : Prepay:A50 ACPR
For other tranches :Prepay:P50 ACPR Call:10%

The following auumptions were used to create Scenario2

Assumptions
G:BSABS-04HE3-G01 : Prepay:P75 ACPR
G:BSABS-04HE3-G03 : Prepay:P75 ACPR
G:BSABS-04HE3-G04 : Prepay:P75 ACPR
G:BSABS-04HE3-G06 : Prepay:P75 ACPR
G:BSABS-04HE3-G07 : Prepay:P75 ACPR
G:BSABS-04HE3-G09 : Prepay:P75 ACPR
G:BSABS-04HE3-G2A : Prepay:A75 ACPR

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Assumptions
G:BSABS-04HE3-G2B : Prepay:A75 ACPR
G:BSABS-04HE3-G5A : Prepay:A75 ACPR
G:BSABS-04HE3-G5B : Prepay:A75 ACPR
G:BSABS-04HE3-G8A : Prepay:A75 ACPR
G:BSABS-04HE3-G8B : Prepay:A75 ACPR
For other tranches :Prepay:P75 ACPR Call:10%

The following auumptions were used to create Scenario3

Assumptions
G:BSABS-04HE3-G01 : Prepay:P100 ACPR
G:BSABS-04HE3-G03 : Prepay:P100 ACPR
G:BSABS-04HE3-G04 : Prepay:P100 ACPR
G:BSABS-04HE3-G06 : Prepay:P100 ACPR
G:BSABS-04HE3-G07 : Prepay:P100 ACPR
G:BSABS-04HE3-G09 : Prepay:P100 ACPR
G:BSABS-04HE3-G2A : Prepay:A100 ACPR
G:BSABS-04HE3-G2B : Prepay:A100 ACPR
G:BSABS-04HE3-G5A : Prepay:A100 ACPR
G:BSABS-04HE3-G5B : Prepay:A100 ACPR
G:BSABS-04HE3-G8A : Prepay:A100 ACPR
G:BSABS-04HE3-G8B : Prepay:A100 ACPR
For other tranches :Prepay:P100 ACPR Call:10%

The following auumptions were used to create Scenario4

Assumptions
G:BSABS-04HE3-G01 : Prepay:P125 ACPR
G:BSABS-04HE3-G03 : Prepay:P125 ACPR
G:BSABS-04HE3-G04 : Prepay:P125 ACPR
G:BSABS-04HE3-G06 : Prepay:P125 ACPR
G:BSABS-04HE3-G07 : Prepay:P125 ACPR
G:BSABS-04HE3-G09 : Prepay:P125 ACPR
G:BSABS-04HE3-G2A : Prepay:A125 ACPR
G:BSABS-04HE3-G2B : Prepay:A125 ACPR
G:BSABS-04HE3-G5A : Prepay:A125 ACPR
G:BSABS-04HE3-G5B : Prepay:A125 ACPR
G:BSABS-04HE3-G8A : Prepay:A125 ACPR
G:BSABS-04HE3-G8B : Prepay:A125 ACPR
For other tranches :Prepay:P125 ACPR Call:10%

The following auumptions were used to create Scenario5

Assumptions
G:BSABS-04HE3-G01 : Prepay:P150 ACPR
G:BSABS-04HE3-G03 : Prepay:P150 ACPR
G:BSABS-04HE3-G04 : Prepay:P150 ACPR
G:BSABS-04HE3-G06 : Prepay:P150 ACPR
G:BSABS-04HE3-G07 : Prepay:P150 ACPR
G:BSABS-04HE3-G09 : Prepay:P150 ACPR
G:BSABS-04HE3-G2A : Prepay:A150 ACPR
G:BSABS-04HE3-G2B : Prepay:A150 ACPR
G:BSABS-04HE3-G5A : Prepay:A150 ACPR
G:BSABS-04HE3-G5B : Prepay:A150 ACPR
G:BSABS-04HE3-G8A : Prepay:A150 ACPR
G:BSABS-04HE3-G8B : Prepay:A150 ACPR
For other tranches :Prepay:P150 ACPR Call:10%

Scenario Details For: Scenario0

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	.00% CPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G01	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G03	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G04	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G06	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G07	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G09	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G2B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G5B	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8A	.00% CPR		.00000	100.00000
G:BSABS-04HE3-G8B	.00% CPR		.00000	100.00000

Scenario Details For: Scenario1

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A50 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A50 ACPR		.00000	100.00000

Scenario Details For: Scenario2

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A75 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A75 ACPR		.00000	100.00000

Scenario Details For: Scenario3

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P100 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A100 ACPR		.00000	100.00000

Settle Date: 3/30/2004 US Treasury Curve Date: 2/24/2004

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
G:BSABS-04HE3-G2B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A100 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A100 ACPR		.00000	100.00000

Scenario Details For: Scenario4

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A125 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A125 ACPR		.00000	100.00000

Scenario Details For: Scenario5

Pool/Group	Prepay	Loss	DELINQUENCY	PP COLLECTION
Default	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G01	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G03	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G04	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G06	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G07	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G09	P150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G2B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G5B	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8A	A150 ACPR		.00000	100.00000
G:BSABS-04HE3-G8B	A150 ACPR		.00000	100.00000

New Issue Marketing Materials

$387,317,100 (Approximate)

Bear Stearns ARM Trust
Mortgage Pass-Through Certificates, Series 2004-2

Wells Fargo Bank Minnesota, NA
Master Servicer

EMC Mortgage Corporation
Mortgage Loan Seller

Structured Asset Mortgage Investments II, Inc.
Depositor

Bear, Stearns & Co. Inc.
Sole and Lead Underwriter

All statistical Information is preliminary and based upon Information as of March 1, 2004.

March 29, 2004

$387,317,100 (approx)

Bear Stearns ARM Trust

Mortgage Pass-Through Certificates, Series 2004-2 (Loan Group I)

Hybrid ARM Mortgage Loans

Class	Certificate Size (1)	Expected Ratings (S&P/Mdys)	Credit Enhance %age (2)	Interest Rate Type	Collateral Type	Certificate Type
I-1-A	$43,882,900	AAA/Aaa	4.10%	WAC (3)	3-Yr. Hybrid	Sub-Group 1 Senior PT
I-2-A-1	$48,829,500	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-A-2	$78,127,200	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-A-3	$48,383,000	AAA/Aaa	4.10%	WAC (4)	5-Yr. Hybrid	Sub-Group 2 Senior PT
I-2-X	Notional (5)	AAA/Aaa	4.10%	Fixed (5)	5-Yr. Hybrid	Sub-Group 2 Senior IO
I-3-A	$36,278,500	AAA/Aaa	4.10%	WAC (6)	7-Yr. Hybrid	Sub-Group 3 Senior PT
I-4-A	$100,807,000	AAA/Aaa	8.88%	WAC (7)	10-Yr. Hybrid	Sub-Group 4 Senior PT
I-4-A-M	$18,691,000	AAA/Aaa	4.10%	WAC (7)	10-Yr. Hybrid	Sub-Group 4 Senior NAS
I-B-1	$5,865,700	AA/Aa2	2.60%	WAC (8)	Total Portfolio	Crossed Subordinate
I-B-2	$4,105,600	A/A2	1.55%	WAC (8)	Total Portfolio	Crossed Subordinate
I-B-3	$2,346,400	BBB/Baa2	0.95%	WAC (8)	Total Portfolio	Crossed Subordinate

(1) The Certificate Sizes are approximate and subject to a +/- 10% variance.

(2) The Credit Enhancement percentages are preliminary and are subject to change based upon the final pool as of the Cut-off Date and rating agency analysis.

(3) The Class I-1-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Group 1 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.116%.

(4) Up to and including the Distribution Date in February 2008, The Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans minus 0.848%, 0.267% and 0.971%, respectively. After the Distribution Date in February 2008, the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates will bear interest at a rate equal to the weighted average of the Net Rates of the Sub-Group 2 Mortgage Loans. The Pass-Through Rates for the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates with respect to the first Interest Accrual Period is expected to be approximately 3.951%, 4.532%, and 3.828%, respectively.

(5) Up to and including the Distribution Date in February 2008, the Class I-2-X Certificates will bear interest at a fixed rate (the Pass-Through Rate) equal to 0.720% based on a notional amount equal to the aggregate certificate principal balance of the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates. After the Distribution Date in February 2008, the Class I-2-X Certificates will not bear interest.

(6) The Class I-3-A Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 3 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.835%.

(7) The Class I-4-A and Class I-4-A-M Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Net Rates of the Sub-Group 4 Mortgage Loans. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 5.271%.

(8) The Class I-B Certificates will bear interest at a variable rate (the Pass-Through Rate) equal to the weighted average of the Pass-Through Rates of all Group I Senior Certificates weighted in proportion to the results of subtracting from the aggregate principal balance of each Mortgage Loan Sub-Group, the Class Principal Balance of the related Classes of Group I Senior Certificates. The Pass-Through Rate with respect to the first Interest Accrual Period is expected to be approximately 4.873%.

Depositor/Seller:	Structured Assets Mortgage Investments II, Inc. ("SAMI II")
Master Servicer:	Wells Fargo Bank, National Association.
Trustee/Paying Agent:	US Bank National Association.
Originators:	The Mortgage Loans were primarily originated by Countrywide Home Loans, Inc. (approx. 74.9%), Indy Mac Bank (approx. 13.3%) and National City Mortgage (approx. 11.5%). Chevy Chase Bank (approx. 0.2%) and Bank of America (approx. 0.2%).
Servicers:	The Mortgage Loans will be serviced by Countrywide Home Loans, Inc. (approx. 74.9%), EverHome Mortgage Company (approx. 13.3%), National City Mortgage (approx. 11.5%). Chevy Chase Bank (approx. 0.2%) and Bank of America (approx. 0.2%).
Cut-off Date:	March 1, 2004
Closing Date:	March 31, 2004
Rating Agencies:	Standard & Poor's ("S&P") and Moody's Investors Service ("Moody's")
Legal Structure:	REMIC
Optional Call:	10% cleanup call
Distribution Date:	25th of each month, or next business day, commencing April 25, 2004
Remittance Type:	Scheduled/Scheduled
Form of Registration:	The investment grade Certificates will be issued in book-entry form through DTC.
Cross-Collateralization:	The Class I-B Certificates will be cross-collateralized subordinate certificates issued for the Group I mortgage pool.
ERISA:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with the legal advisors as to whether the purchase and holding of the Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws

SMMEA: The Senior and Class I-B-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

Advancing Obligation: The Underlying Servicer is obligated to advance delinquent mortgagor payments through the date of liquidation of an REO property to the extent they are deemed recoverable. The Master Servicer will be required to advance to the extent that an Underlying Servicer fails in its obligation.

Compensating Interest: The Underlying Servicer is required to cover interest shortfalls as a result of full prepayments to the extent of their aggregate servicing compensation.

Interest Accrual Period: The interest accrual period on the Offered Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis). On the Closing Date, the price to be paid by investors for the Offered Certificates will include accrued interest from the Cut-off Date up to, but not including, the Closing Date (30 days).

Other Certificates: The following Classes of "Other Certificates" will be issued in the indicated approximate original principal amounts, which will provide credit support to the related Offered Certificates, but are not offered hereby.

Certificate	Orig. Balance	PT Rate
Class I-B-4	$1,955,000	WAC (see footnote 8)
Class I-B-5	$ 977,600	WAC (see footnote 8)
Class I-B-6	$ 782,282	WAC (see footnote 8)

Collateral Description: As of March 1, 2004, the aggregate principal balance of the Mortgage Loans described herein is approximately $391 million. The Mortgage Loans are conventional, adjustable rate Six-Month LIBOR, One-Year LIBOR or One-Year CMT indexed mortgage loans with initial rate adjustments occurring either three, five, seven or ten years after the date of origination ("Hybrid ARMs"). The Mortgage Loans are secured by first liens on one- to four-family residential properties. Approximately 55% (by principal balance) of the mortgage pool allow for payments of interest only for a term equal to the initial fixed period of the mortgage loan. After such interest only period, such mortgage loans will fully amortize over its remaining term. The remaining mortgage loans fully amortize over their original term (generally 30-years).

Below is a further summary of the collateral characteristics of the Mortgage Loans by each mortgage loan group and the total pool:

Sub Group	% of Pool	Gross WAC	Net WAC (3)	WAM (mos.)	Gross Margin	Net Margin (3)	Initial Cap	Period Cap	Max Rate	Mos to Roll
I-1	11.70%	4.378%	4.116%	359	2.276%	2.013%	2.000%	2.000%	10.378%	35
I-2 (1)	46.8%	5.053%	4.799%	359	2.410%	2.157%	4.979%	1.874%	10.322%	59
I-3 (1)	9.7%	5.085%	4.835%	360	2.250%	2.000%	5.000%	2.000%	10.085%	84
I-4 (1)	31.9%	5.522%	5.271%	359	2.286%	2.035%	4.982%	1.995%	10.530%	119
Totals:	**100%**	**5.126%**	**4.873%**	**359**	**2.339%**	**2.086%**	**4.633%**	**1.940%**	**10.372%**	**78**

1) The servicing fee on hybrid loans with initial fixed rate periods of five, seven or ten years serviced by Countrywide will be increased from 0.250% to 0.375% at the first rate adjustment date.

NOTE: the information related to the Mortgage Loans described herein reflects information as of the March 1, 2004. It is expected that on or prior to the Closing Date, scheduled and unscheduled principal payments will reduce the principal balance of the Mortgage Loans as of the Cut-off Date and may cause a decrease in the aggregate principal balance of the Mortgage Loans, as reflected herein, of up to 10%. **Consequently, the initial principal balance of any of the Offered Certificates by the Closing Date is subject to a decrease of up to 10% from amounts shown on the front cover hereof.**

Underwriting Standards: The Mortgage Loans were underwritten to the guidelines of the originators as more fully described in the prospectus supplement

Credit Enhancement: Credit Enhancement for the Certificates will be provided by a senior/subordinate shifting interest structure. The Class I-B Certificates are cross-collateralized and provide credit enhancement for the Class I-A Certificates. In addition, the Class I-4-AM Certificates will provide further credit enhancement to the Class I-4-A Certificates.

Cash-Flow Description: Distributions on the Certificates will be made on the 25th day of each month (or next business day). The payments to the Certificates, to the extent of available funds, will be made according to the following priority:

Available Funds:

1. Payment of interest to the holders of the Class I-1-A, Class I-2-A-1, Class I-2-A-2, Class I-2-A-3, Class I-2-X, Class I-3-A, Class I-4-A and Class I-4-A-M Certificates at a rate equal to their respective Pass-Through Rates (as described on the cover page hereof);
2. Payment of principal to the holders of the Class I-1-A, Class I-2-A-1, Class I-2-A-2, Class I-2-A-3, Class I-3-A, Class I-4-A and Class I-4-A-M Certificates in an amount equal to their respective Sub-Group's Senior Optimal Principal Amount; and
3. The Group 4 Senior Optimal Principal Amount will be allocated between the Class I-4-A and Class I-4-AM Certificates as follows:
    - first, to the Class I-4-AM, the Class I-4-AM Optimal Principal Amount (as defined below and further in the prospectus);
    - second, to the Class I-4-A the remaining Group 4 Senior Optimal Amount until zero;
    - third, to Class I-4-AM the remaining Group 4 Senior Optimal Amount until zero;
4. Payment of interest and principal sequentially to the Class I-B Certificates in order of their numerical class designations, beginning with the Class I-B-1 Certificates, so that each such Class shall receive (a) the weighted average Net Mortgage Rate of the Mortgage Loans, and (b) such class' Allocable Share of the Subordinate Optimal Principal Amount.

Class I-4-AM Optimal Principal Amount:

The Class I-4-AM will not be entitled to receive prepayments on the related mortgage loans up to and including the distribution date in March 2011. For any distribution date, the Class I-4-AM Optimal Principal Amount will equal the sum of (x) the Class I-4-AM Scheduled Principal Payment Amount and (y) the Class I-4-AM Prepayment Percentage of the Class I-4-AM Unscheduled Principal Amount for such distribution date, but in no event greater than the Group 4 Senior Optimal Amount for such distribution date.

The Class I-4-AM Prepayment Percentage will be 0% up to and including the distribution date in March 2011 and increased to 30%, 40%, 60%, 80% and 100% over the next five years, subject to loss and delinquency tests as more fully described in the prospectus supplement.

Shifting Interest:

The Group I Senior Certificates will be entitled to receive 100% of the prepayments on the Group I Mortgage Loans up to and including March 2011. The Senior Prepayment Percentage can be reduced to the Senior Percentage plus 70%, 60%, 40%, 20% and 0% of the Subordinate Percentage over the next five years provided that (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed 30%, 35%, 40%, 45% or 50% for each test date.

Notwithstanding the foregoing, if after 3 years the current Subordinate Percentage is equal to two times the initial Subordinate Percentage and (i) the principal balance of the Mortgage Loans 60 days or more delinquent, averaged over the last 6 months, as a percentage of the Current Principal Amount of the Subordinate Certificates does not exceed 50% and (ii) cumulative realized losses for the Mortgage Loans do not exceed a) on or prior to March 2007, 20% or b) after March 2007, 30%, then prepayments will be allocated on a pro rata basis.

If doubling occurs prior to the third anniversary and the above delinquency and loss tests are met, then 50% of the subordinate prepayment percentage can be allocated to the subordinate classes.

Allocation of Losses:

Realized Losses on the Mortgage Loans will be allocated to the most junior class of Certificates outstanding beginning with the Class I-B-6 Certificates, until the Certificate Principal Balance of each Subordinate Class has been reduced to zero. Thereafter, Realized Losses on the Sub-Group 1 Mortgage Loans will be allocated to the Class I-1-A Certificates, Realized Losses on the Sub-Group 2 Mortgage Loans will be allocated to the Class I-2-A-1, Class I-2-A-2 and Class I-2-A-3 Certificates, pro rata, Realized Losses on the Sub-Group 3 Mortgage Loans will be allocated to the Class I-3-A Certificates and Realized Losses on the Sub-Group 4 Mortgage Loans will be allocated to the first to the Class I-4-A-M Certificates until zero and then to the Class I-4-A Certificates.

STATEMENT REGARDING ASSUMPTIONS AS TO SECURITIES, PRICING ESTIMATES AND OTHER INFORMATION

The information contained in the attached materials (the "Information") may include various forms of performance analysis, security characteristics and securities pricing estimates for the securities addressed. Please read and understand this entire statement before utilizing the Information. The Information is provided solely by Bear Stearns, not as agent for any issuer, and although it may be based on data supplied to it by the issuer, the issuer has not participated in its preparation and makes no representations regarding its accuracy or completeness. Should you receive Information that refers to the "Statement Regarding Assumptions and Other Information", please refer to this statement instead.

The Information is illustrative and is not intended to predict actual results, which may differ substantially from those, reflected in the Information. Performance analysis is based on certain assumptions with respect to significant factors that may prove not to be assumed. You should understand the assumptions and evaluate whether they are appropriate for your purposes. Performance results are based on mathematical models that use inputs to calculate results. As with all models, results may vary significantly depending upon the value of the inputs given. Inputs to these models include but are not limited to: prepayment expectations (econometric prepayment models, single expected lifetime prepayments or a vector of periodic prepayments), interest rate assumptions (parallel and nonparallel changes for different maturity instruments), collateral assumptions (actual pool level data, aggregated pool level data, reported factors or imputed factors), volatility assumptions (historically observed or implied current) and reported information (paydown factors, rate resets and trustee statements). Models used in any analysis may be proprietary making the results difficult for any third party to reproduce. Contact your registered representative for detailed explanations of any modeling techniques employed in the Information.

The Information addresses only certain aspects of the applicable security's characteristics and thus does not provide a complete assessment. As such, the Information may not reflect the impact of all structural characteristics of the security, including call events and cash flow priorities at all prepayment speeds and/or interest rates. You should consider whether the behavior of these securities should be tested at assumptions different from those included in the Information. The assumptions underlying the Information, including structure and collateral, may be modified from time to time to reflect changed circumstances. Any investment decision should be based only on the data in the prospectus and the prospectus supplement or private placement memorandum (Offering Documents) and the then current version of the Information. Offering Documents contain data that is current as of their publication dates and after publication may no longer be complete or current. Contact your registered representative for Offering Documents, current Information or additional materials, including other models or performance analysis, which are likely to produce different results, and any other further explanation regarding the Information.

Any pricing estimates Bear Stearns has supplied at your request (a) represent our view, at the time determined, of the investment value of the securities between the estimated bid and offer levels, the spread between which may be significant due to market volatility or liquidity, (b) do not constitute a bid by any person for any security, (c) may not constitute prices at which the securities could have been purchased or sold in any market, (d) have not been confirmed by actual trades, may vary from the value Bear Stearns assigns any such security while in its inventory, and may not take into account the size of a position you have in the security, and (e) may have been derived from matrix pricing that uses data relating to other securities whose prices are more readily ascertainable to produce a hypothetical price based on the estimated yield spread relationship between the securities.

General Information: The data underlying the Information has been obtained from sources that we believe are reliable, but we do not guarantee the accuracy of the underlying data or computations based thereon. Bear Stearns and/or individuals thereof may have positions in these securities while the Information is circulating or during such period may engage in transactions with the issuer or its affiliates. We act as principal in transactions with you, and accordingly, you must determine the appropriateness for you of such transactions and address any legal, tax or accounting considerations applicable to you. Bear Stearns shall not be a fiduciary or advisor unless we have agreed in writing to receive compensation specifically to act in such capacities. If you are subject to ERISA, the Information is being furnished on the condition that it will not form a primary basis for any investment decision. The Information is not a solicitation of any transaction in securities which may be made only by prospectus when required by law, in which event you may obtain such prospectus from Bear Stearns.

BSARM 2004-2 (GR I)

BSARM 2004-02

GROUPS	Balance	GWAC	NWAC	Min GWAC	Max GWAC	Avg Balance	Orig Term	Age	Rem Term	LTV	FICO	Gross Margin	WA Roll	Initial Rate Cap	Periodic Rate Cap	Maximum Rate	Net Margin
Group 1	45,759,051.06	4.378	4.116	3.375	5.250	397,904.79	360	1	359	71.85	715.59	2.276	35	2.000	2.000	10.378	2.013
Group 2	182,836,348.94	5.053	4.799	4.000	6.375	452,565.22	360	1	359	73.87	722.17	2.410	59	4.979	1.874	10.322	2.157
Group 3	37,829,596.01	5.085	4.835	4.500	6.000	504,394.61	360	0	360	73.16	724.09	2.250	84	5.000	2.000	10.085	2.000
Group 4	124,606,986.04	5.522	5.271	4.250	6.750	477,421.40	360	1	359	73.57	732.40	2.286	119	4.982	1.995	10.530	2.035
TOTAL	**391,031,982.05**	**5.126**	**4.873**	**3.375**	**6.750**	**457,347.35**	**360**	**1**	**359**	**73.47**	**724.84**	**2.339**	**78**	**4.633**	**1.940**	**10.372**	**2.086**

Current Balance

CURRENT BALANCE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
50,001.00 - 100,000.99	0.22	0.00	0.00	0.21	0.09
100,001.00 - 150,000.99	2.45	0.50	0.70	0.60	0.78
150,001.00 - 200,000.99	2.42	1.27	0.50	0.43	1.06
200,001.00 - 250,000.00	3.56	1.22	0.00	0.36	1.10
250,000.01 - 300,000.00	2.41	1.95	0.00	1.75	1.75
300,000.01 - 350,000.00	10.15	9.07	4.46	6.01	7.78
350,000.01 - 400,000.00	27.14	21.48	15.86	19.18	20.87
400,000.01 - 450,000.00	9.30	10.51	9.05	14.31	11.44
450,000.01 - 500,000.00	8.44	10.74	11.23	11.12	10.64
500,000.01 - 550,000.00	4.62	10.28	12.59	8.85	9.38
550,000.01 - 600,000.00	6.45	7.52	15.10	7.92	8.25
600,000.01 - 650,000.00	9.58	12.92	11.83	9.76	11.42
650,000.01 - 700,000.00	0.00	0.74	1.75	1.62	1.03
700,000.01 - 750,000.00	1.55	1.58	3.96	2.38	2.06
750,000.01 - 800,000.00	3.47	0.84	0.00	0.60	0.99
800,000.01 - 850,000.00	1.78	0.89	2.23	2.65	1.68
850,000.01 - 900,000.00	0.00	1.44	0.00	2.09	1.34
900,000.01 - 950,000.00	0.00	0.51	0.00	1.47	0.71
950,000.01 - 1,000,000.00	6.47	4.33	7.93	5.56	5.32
1,000,000.01 +	0.00	2.20	2.81	3.12	2.30
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Current Gross Coupon

CURRENT GROSS COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
- 5.000	99.23	55.52	54.10	7.52	45.20
5.001 - 5.250	0.77	19.22	27.45	19.90	18.07
5.251 - 5.500	0.00	17.60	9.64	26.78	17.70
5.501 - 5.750	0.00	5.80	5.91	27.46	12.04
5.751 - 6.000	0.00	1.24	2.90	14.87	5.60
6.001 - 6.250	0.00	0.18	0.00	2.61	0.92
6.251 - 6.500	0.00	0.43	0.00	0.79	0.45
6.501 - 6.750	0.00	0.00	0.00	0.07	0.02
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2004-2 (GR I)

Current Net Coupon

CURRENT NET COUPON	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
- 4.999	100.00	63.99	69.60	12.15	52.23
5.000 - 5.499	0.00	31.71	21.92	53.70	34.06
5.500 - 5.999	0.00	4.30	8.48	31.51	12.87
6.000 - 6.499	0.00	0.00	0.00	2.64	0.84
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Loan to Value

LOAN TO VALUE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
20.01 - 25.00	0.00	0.25	1.11	0.00	0.22
25.01 - 30.00	0.00	0.55	0.00	0.70	0.48
30.01 - 35.00	0.74	0.38	0.00	0.29	0.36
35.01 - 40.00	0.51	0.35	1.36	0.00	0.36
40.01 - 45.00	5.39	1.30	0.00	0.60	1.43
45.01 - 50.00	0.00	1.27	2.64	1.31	1.26
50.01 - 55.00	6.51	2.76	0.50	2.49	2.89
55.01 - 60.00	3.61	3.59	7.15	4.71	4.29
60.01 - 65.00	6.15	6.26	2.81	5.16	5.56
65.01 - 70.00	8.86	11.67	9.59	9.29	10.38
70.01 - 75.00	22.58	9.43	14.35	20.30	14.91
75.01 - 80.00	41.61	58.38	60.47	54.06	55.24
80.01 - 85.00	0.00	0.90	0.00	0.39	0.55
85.01 - 90.00	0.87	1.28	0.00	0.46	0.85
90.01 - 95.00	3.15	1.64	0.00	0.25	1.22
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Credit Score

FICO SCORE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
601 - 650	6.14	6.78	2.92	5.54	5.94
651 - 700	28.13	20.20	26.29	16.71	20.61
701 - 750	42.82	41.58	44.35	38.47	41.00
751 - 800	20.81	29.92	25.42	35.67	30.25
801 - 850	2.10	1.52	1.02	3.61	2.20
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Original Term

STATED ORIGINAL TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
360 - 360	100.00	100.00	100.00	100.00	100.00
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

BSARM 2004-2 (GR I)

Remaining Term

STATED REM TERM	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
301 - 360	100.00	100.00	100.00	100.00	100.00
TOTAL	100.00	100.00	100.00	100.00	100.00

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
AL	0.27	0.10	0.00	0.00	0.08
AZ	0.30	3.11	1.44	0.30	1.72
CA	53.88	65.93	68.01	71.86	66.61
CO	2.85	1.92	0.00	0.52	1.40
CT	0.71	0.32	1.18	1.13	0.71
DC	0.00	0.61	0.00	0.00	0.29
DE	0.00	0.27	0.00	0.00	0.13
FL	4.68	2.99	3.76	2.14	2.99
GA	1.27	1.25	3.93	1.08	1.45
HI	0.00	1.50	0.00	0.52	0.87
IA	0.00	0.00	0.00	0.07	0.02
ID	0.00	0.00	0.33	0.13	0.07
IL	3.61	1.83	5.44	0.37	1.92
IN	1.07	0.19	0.00	0.00	0.22
KS	0.00	0.00	0.00	0.39	0.12
KY	0.00	0.35	0.00	0.00	0.16
LA	0.00	0.00	0.00	0.46	0.15
MA	1.96	1.88	2.54	0.87	1.63
MD	3.79	0.61	1.08	1.65	1.36
MI	5.74	0.84	1.45	0.00	1.21
MN	0.83	0.00	0.00	0.33	0.20
MO	0.00	0.36	0.00	0.08	0.19
MS	0.00	0.39	0.00	0.00	0.18
NC	1.24	0.29	0.50	1.06	0.67
NJ	2.25	1.24	1.26	2.06	1.62
NM	1.07	0.06	0.00	0.00	0.15
NV	1.62	2.95	2.95	0.56	2.03
NY	0.79	1.88	0.00	3.67	2.14
OH	0.00	0.32	0.98	0.00	0.25
OR	0.27	1.07	0.00	0.32	0.63
PA	0.00	0.74	0.00	0.36	0.46
RI	0.00	0.00	1.41	0.32	0.24
SC	0.27	0.20	0.00	0.30	0.22
TN	0.00	0.51	0.00	0.45	0.38
TX	5.56	1.82	1.04	1.89	2.21
UT	0.25	0.38	0.37	0.39	0.37
VA	4.87	2.56	2.33	6.17	3.96
VT	0.00	0.23	0.00	0.00	0.11
WA	0.84	1.30	0.00	0.52	0.87

BSARM 2004-2 (GR I)

State

STATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
TOTAL	100.00	100.00	100.00	100.00	100.00

Loan Purpose

LOAN PURP	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
Cash Out Refinance	6.50	12.86	1.91	8.48	9.66
Purchase	54.80	61.76	48.62	64.37	60.50
Rate/Term Refinance	38.69	25.38	49.47	27.16	29.84
TOTAL	100.00	100.00	100.00	100.00	100.00

Occupancy

OCCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
Investor	0.00	0.66	0.00	0.68	0.53
Owner Occupied	97.19	95.47	98.41	95.95	96.11
Second Home	2.81	3.87	1.59	3.37	3.37
TOTAL	100.00	100.00	100.00	100.00	100.00

Property Type

PROPTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
2-4 Family	0.00	0.97	0.00	0.24	0.53
Condominium	8.58	10.67	11.89	8.00	9.69
PUD	20.90	29.77	30.19	29.11	28.56
Single Family	70.52	58.15	57.92	62.65	61.01
Townhouse	0.00	0.45	0.00	0.00	0.21
TOTAL	100.00	100.00	100.00	100.00	100.00

Documentation Code

DOCTYPE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
ALT	4.33	4.27	1.90	10.65	6.08
Full/Alternative	21.32	24.46	19.98	8.74	18.65
Limited	0.00	0.34	0.00	0.00	0.16
No Income/No Asset	0.00	0.00	0.00	1.11	0.35
Prefered	35.54	31.50	48.49	64.15	44.02
Reduced	7.09	34.94	19.59	9.57	22.11
Stated Income	30.87	3.30	0.00	0.46	5.30
Streamline	0.85	1.19	10.05	5.31	3.32
TOTAL	100.00	100.00	100.00	100.00	100.00

BSARM 2004-2 (GR I)

Interest Only

IO FLAG	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
N	45.93	45.72	39.91	44.92	44.93
Y	54.07	54.28	60.09	55.08	55.07
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Index Type

INDEX	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
1 Year CMT	1.32	15.92	0.00	3.79	8.81
1 Year LIBOR	98.68	71.20	100.00	95.75	85.02
6M LIBOR	0.00	12.88	0.00	0.46	6.17
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Months to Roll

ROLL	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
30 - 39	100.00	0.00	0.00	0.00	11.70
40 - 49	0.00	0.20	0.00	0.00	0.09
50 - 59	0.00	72.92	0.00	0.00	34.10
60 - 69	0.00	26.88	0.00	0.00	12.57
70 - 79	0.00	0.00	1.58	0.00	0.15
80 - 89	0.00	0.00	98.42	0.00	9.52
100 +	0.00	0.00	0.00	100.00	31.87
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Gross Margin

MARGIN	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
2.250 - 2.499	96.79	68.79	100.00	92.99	82.80
2.750 - 2.999	1.66	30.39	0.00	6.94	16.61
3.000 - 3.249	0.00	0.40	0.00	0.00	0.18
3.250 +	1.56	0.43	0.00	0.07	0.41
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
9.000 - 9.499	1.54	2.80	0.00	0.36	1.61
9.500 - 9.999	14.63	27.92	35.66	3.54	19.34
10.000 - 10.499	36.29	32.95	54.62	34.75	36.01
10.500 - 10.999	42.49	18.59	8.27	54.09	31.70

Max Rate

MAX RATE	Pct of overall GROUP1	Pct of overall GROUP2	Pct of overall GROUP3	Pct of overall GROUP4	TOTAL POOL
11.000 - 11.499	5.04	13.76	1.45	6.63	9.28
11.500 - 11.999	0.00	3.98	0.00	0.44	2.00
12.000 - 12.499	0.00	0.00	0.00	0.19	0.06
TOTAL	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**